Exhibit 99.1

JBS S.A.
Condensed interim financial statements and the report on review of the interim financial information
As of September 30, 2023 and 2022

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	13,112,607	2,096,334	26,789,824	13,182,158
Margin cash	4	68,311	80,434	935,258	679,391
Trade accounts receivable	5	2,343,288	4,380,011	16,454,419	20,234,895
Inventories	6	4,051,009	4,633,201	26,557,280	28,142,094
Biological assets	7	—	—	8,406,750	9,710,693
Recoverable taxes	8	1,395,218	1,473,985	4,463,272	5,330,928
Derivative assets		1,181	—	775,316	442,929
Other current assets		375,050	197,463	1,867,069	1,667,982
TOTAL CURRENT ASSETS		21,346,664	12,861,428	86,249,188	79,391,070

NON-CURRENT ASSETS
Recoverable taxes	8	5,350,520	6,128,844	8,122,149	9,165,569
Biological assets	7	—	—	2,679,843	2,619,066
Related party receivables	9	1,112,361	1,103,125	976,466	951,021
Deferred income taxes	10	—	—	4,052,949	3,161,300
Derivative assets		375,315	98,134	375,315	123,215
Other non-current assets		214,632	226,679	1,187,442	1,118,115
		7,052,828	7,556,782	17,394,164	17,138,286

Investments in equity-accounted investees, associates and joint venture	11	41,112,369	55,399,509	308,061	294,837
Property, plant and equipment	12	13,316,688	13,027,863	62,583,352	62,170,792
Right of use assets	13	81,078	54,664	8,663,251	8,374,892
Intangible assets	14	37,813	31,021	9,605,592	10,328,389
Goodwill	15	9,085,970	9,085,970	29,710,948	30,412,362

TOTAL NON-CURRENT ASSETS		70,686,746	85,155,809	128,265,368	128,719,558

TOTAL ASSETS		92,033,410	98,017,237	214,514,556	208,110,628

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	16	3,598,691	4,297,855	25,165,682	31,009,515
Supply chain finance	16	1,298,007	1,263,694	3,577,372	3,071,099
Loans and financing	17	6,565,805	4,999,929	9,239,304	8,228,557
Income taxes	18	—	—	158,305	475,174
Other taxes payable	18	210,270	281,532	674,483	725,721
Payroll and social charges	19	1,126,789	1,083,670	6,038,359	6,251,132
Lease liabilities	13	47,040	27,675	1,746,548	1,788,353
Dividends payable		161	135	2,484	183
Provisions for legal proceedings	20	—	—	631,659	909,132
Derivative liabilities		255,882	278,227	1,019,384	559,536
Other current liabilities		1,189,086	954,745	2,599,660	2,141,820
TOTAL CURRENT LIABILITIES		14,291,731	13,187,462	50,853,240	55,160,222

NON-CURRENT LIABILITIES
Loans and financing	17	13,723,611	10,699,653	98,874,394	84,125,504
Income and other taxes payable	18	248,520	313,170	527,174	606,041
Payroll and social charges	19	2,001,654	1,859,444	2,414,136	2,378,970
Lease liabilities	13	46,323	35,023	7,551,213	7,195,655
Deferred income taxes	10	3,145,763	2,995,114	6,673,968	7,112,102
Provisions for legal proceedings	20	560,442	478,185	1,574,078	1,321,380
Related party payables	9	15,819,561	22,066,929	—	—
Other non-current liabilities		223,348	38,091	528,053	401,823
TOTAL NON-CURRENT LIABILITIES		35,769,222	38,485,609	118,143,016	103,141,475

EQUITY	21
Share capital - common shares		23,576,206	23,576,206	23,576,206	23,576,206
Capital reserve		(781,644)	(807,955)	(781,644)	(807,955)
Other reserves		31,975	36,497	31,975	36,497
Profit reserves		18,653,056	18,653,056	18,653,056	18,653,056
Accumulated other comprehensive income		3,850,035	4,886,362	3,850,035	4,886,362
Accumulated losses		(3,357,171)	—	(3,357,171)	—
Attributable to company shareholders		41,972,457	46,344,166	41,972,457	46,344,166
Attributable to non-controlling interest		—	—	3,545,843	3,464,765
TOTAL EQUITY		41,972,457	46,344,166	45,518,300	49,808,931
TOTAL LIABILITIES AND EQUITY		92,033,410	98,017,237	214,514,556	208,110,628

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of income for the nine month period ended September 30, 2023 and 2022

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2023	2022	2023	2022

NET REVENUE	22	37,643,281	41,832,940	267,475,824	281,986,115
Cost of sales	26	(32,102,908)	(35,246,695)	(238,921,578)	(233,195,937)
GROSS PROFIT		5,540,373	6,586,245	28,554,246	48,790,178

Selling expenses	26	(2,933,304)	(2,854,595)	(16,963,953)	(17,872,513)
General and administrative expenses	26	(1,905,327)	(2,369,377)	(8,107,110)	(9,025,962)
Other incomes		10,561	2,217	588,084	487,603
Other expenses		(46,074)	(95,138)	(545,174)	(280,679)
NET OPERATING EXPENSES		(4,874,144)	(5,316,893)	(25,028,153)	(26,691,551)

OPERATING PROFIT		666,229	1,269,352	3,526,093	22,098,627

Finance income	23	1,140,412	2,449,109	1,719,701	3,870,347
Finance expense	23	(3,340,821)	(4,119,470)	(6,780,820)	(8,088,931)
FINANCE INCOME (EXPENSE)		(2,200,409)	(1,670,361)	(5,061,119)	(4,218,584)

Share of profit of equity-accounted investees, net of tax	11	562,736	13,948,627	49,087	50,828

PROFIT (LOSS) BEFORE TAXES		(971,444)	13,547,618	(1,485,939)	17,930,871

Current income taxes	10	(21,391)	(504,582)	(671,596)	(4,895,587)
Deferred income taxes	10	(150,741)	65,110	1,220,473	951,545
TOTAL INCOME TAXES		(172,132)	(439,472)	548,877	(3,944,042)
NET INCOME (LOSS)		(1,143,576)	13,108,146	(937,062)	13,986,829

ATTRIBUTABLE TO:
Company shareholders		(1,143,576)	13,108,146	(1,143,576)	13,108,146
Non-controlling interest		—	—	206,514	878,683
		(1,143,576)	13,108,146	(937,062)	13,986,829

Basic and diluted earnings (losses) per share - common shares (R$)	24	(0.52)	5.87	(0.52)	5.87

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of income for the three month period ended September 30, 2023 and 2022

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2023	2022	2023	2022

NET REVENUE	22	13,378,517	15,242,067	91,409,464	98,928,157
Cost of sales	26	(11,293,389)	(12,645,278)	(80,356,865)	(82,692,148)
GROSS PROFIT		2,085,128	2,596,789	11,052,599	16,236,009

Selling expenses	26	(1,068,866)	(1,172,659)	(5,509,930)	(6,408,938)
General and administrative expenses	26	(761,135)	(793,967)	(2,906,942)	(3,076,259)
Other incomes		3,413	428	87,289	328,444
Other expenses		(30,352)	(4,462)	(112,504)	(86,530)
NET OPERATING EXPENSES		(1,856,940)	(1,970,660)	(8,442,087)	(9,243,283)

OPERATING PROFIT		228,188	626,129	2,610,512	6,992,726

Finance income	23	323,736	114,148	602,145	642,765
Finance expense	23	(1,154,294)	(1,037,606)	(2,441,283)	(2,139,063)
FINANCE INCOME (EXPENSE)		(830,558)	(923,458)	(1,839,138)	(1,496,298)

Share of profit of equity-accounted investees, net of tax		1,215,064	4,335,855	19,661	14,801

PROFIT BEFORE TAXES		612,694	4,038,526	791,035	5,511,229

Current income taxes	10	(138,192)	(97,304)	(478,625)	(1,316,906)
Deferred income taxes	10	98,149	72,386	378,196	69,613
TOTAL INCOME TAXES		(40,043)	(24,918)	(100,429)	(1,247,293)
NET INCOME		572,651	4,013,608	690,606	4,263,936

ATTRIBUTABLE TO:
Company shareholders		572,651	4,013,608	572,651	4,013,608
Non-controlling interest		—	—	117,955	250,328
		572,651	4,013,608	690,606	4,263,936

Basic and diluted earnings (loss) per share - common shares (R$)	24	0.26	1.81	0.26	1.81

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of comprehensive income for the nine month period ended September 30, 2023 and 2022

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2023	2022	2023	2022

Net income (loss)		(1,143,576)	13,108,146	(937,062)	13,986,829

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Loss on foreign currency translation adjustments		(1,627,483)	(7,515,417)	(1,740,085)	(8,121,643)
Gain on net investment in foreign operations		589,207	283,784	589,207	283,784
Gain (losses) on cash flow hedge	27 c3.1	15,306	(415,468)	15,306	(415,468)
Deferred income tax on cash flow hedge	27 c3.1	(5,204)	141,259	(5,204)	141,259
Valuation adjustments to equity in subsidiaries		(38,328)	(28,608)	(38,328)	(28,608)
Items that will not be subsequently reclassified to statement of income:
Gain associated with pension and other postretirement benefit obligations		42,152	79,426	51,100	99,826
Income tax on gain associated with pension and other postretirement benefit obligations		(11,977)	(21,516)	(14,784)	(26,478)
Total other comprehensive loss		(1,036,327)	(7,476,540)	(1,142,788)	(8,067,328)

Comprehensive income (loss)		(2,179,903)	5,631,606	(2,079,850)	5,919,501

Total comprehensive income (loss) attributable to:
Company shareholders		(2,179,903)	5,631,606	(2,179,903)	5,631,606
Non-controlling interest		—	—	100,053	287,895
		(2,179,903)	5,631,606	(2,079,850)	5,919,501

The accompanying notes are an integral part of these condensed interim financial statements.

Statement of comprehensive income for the three month period ended September 30, 2023 and 2022

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2023	2022	2023	2022

Net income		572,651	4,013,608	690,606	4,263,936

Other comprehensive income (loss)
Items that are or may be subsequently reclassified to profit or loss:
Loss on foreign currency translation adjustments		(621,996)	(2,048,345)	(587,072)	(2,255,043)
Loss on net investment in foreign operations		(336,229)	(429,927)	(336,229)	(429,927)
Gain on cash flow hedge	27 c3.1	30,284	55,236	30,284	55,236
Deferred income tax on cash flow hedge	27 c3.1	(10,297)	(18,777)	(10,297)	(18,777)
Valuation adjustments to equity in subsidiaries		(17,605)	(35,623)	(17,605)	(35,623)
Items that will not be subsequently reclassified to profit or loss:
Gain (loss) associated with pension and other postretirement benefit obligations		(3,368)	11,759	(3,676)	15,103
Income tax on gain associated with pension and other postretirement benefit obligations		(6,339)	(3,507)	(6,339)	(4,242)
Total other comprehensive loss		(965,550)	(2,469,184)	(930,934)	(2,673,273)

Comprehensive income (loss)		(392,899)	1,544,424	(240,328)	1,590,663

Total comprehensive income (loss) attributable to:
Company shareholders		(392,899)	1,544,424	(392,899)	1,544,424
Non-controlling interest		—	—	152,571	46,239
		(392,899)	1,544,424	(240,328)	1,590,663

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of changes in equity for the nine month period ended September 30, 2023 and 2022

In thousands of Brazilian Reais - R$

			Capital reserves				Profit reserves					Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Legal	Investments statutory	Treasury shares	Dividends	Tax incentive	VAE	FCTA	Retained (loss) earnings	Total	Non-controlling interest	Total equity
BALANCE ON DECEMBER 31, 2021		23,576,206	211,879	(628,199)	30,464	43,957	2,028,293	11,457,300	(3,037,838)	—	—	334,646	10,102,584	—	44,119,292	3,677,428	47,796,720

Net income		—	—	—	—	—	—	—	—	—	—	—	—	13,108,146	13,108,146	878,683	13,986,829
Foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	—	—	(7,515,417)	—	(7,515,417)	(606,226)	(8,121,643)
Gain on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	—	—	283,784	—	283,784	—	283,784
Losses on cash flow hedge, net of tax		—	—	—	—	—	—	—	—	—	—	(274,209)	—	—	(274,209)	—	(274,209)
Valuation adjustments to equity in subsidiaries		—	—	—	—	—	—	—	—	—	—	(28,608)	—	—	(28,608)	—	(28,608)
Losses associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	—	57,910	—	—	57,910	15,438	73,348
Total comprehensive income		—	—	—	—	—	—	—	—	—	—	(244,907)	(7,231,633)	13,108,146	5,631,606	287,895	5,919,501
Purchase of treasury shares		—	—	—	—	—	—	—	(3,648,028)	—	—	—	—	—	(3,648,028)	—	(3,648,028)
Sales of treasury shares		—	—	—	—	—	—	(9,931)	834,181	—	—	—	—	—	824,250	—	824,250
Cancellation of treasury shares		—	—	—	—	—	—	(5,851,685)	5,851,685	—	—	—	—	—	—	—	—
Share-based compensation		—	—	26,993	—	—	—	—	—	—	—	—	—	—	26,993	6,271	33,264
Realization of other reserves		—	—	—	—	(5,910)	—	—	—	—	—	—	—	5,910	—	—	—
Distribution of interim dividends		—	—	—	—	—	—	—	—	—	—	—	—	(2,218,116)	(2,218,116)	—	—
Shares repurchased by Pilgrim’s Pride Corporation		—	—	(453,923)	—	—	—	—	—	—	—	—	—	—	(453,923)	(512,060)	(965,983)
Interim dividends		—	—	—	—	—	—	—	—	2,218,116	—	—		(2,218,116)	—	—	—
Prescribed dividends		—	—	—	—	—	—	—	—	—	—	—		15	15	—	15
Dividend to non-controlling		—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,025)	(11,025)
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	—	706	706
SEPTEMBER 30, 2022		23,576,206	211,879	(1,055,129)	30,464	38,047	2,028,293	5,595,684	—	2,218,116	—	89,739	2,870,951	8,677,839	44,282,089	3,449,215	47,731,304

DECEMBER 31, 2022		23,576,206	211,879	(1,050,298)	30,464	36,497	2,801,185	11,848,048	—	—	4,003,823	174,904	4,711,458	—	46,344,166	3,464,765	49,808,931
Net income (loss)		—	—	—	—	—	—	—	—	—	—	—	—	(1,143,576)	(1,143,576)	206,514	(937,062)
Foreign currency translation adjustments		—	—	—	—	—	—	—	—	—	—	—	(1,627,483)	—	(1,627,483)	(112,602)	(1,740,085)
Gain on net investment in foreign operations (2)		—	—	—	—	—	—	—	—	—	—	—	589,207	—	589,207	—	589,207
Losses on cash flow hedge, net of tax	27 c3.1	—	—	—	—	—	—	—	—	—	—	10,102	—	—	10,102	—	10,102
Gain associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	—	30,175	—	—	30,175	6,141	36,316
Valuation adjustments to equity in subsidiaries		—	—	—	—	—	—	—	—	—	—	(38,328)	—	—	(38,328)	—	(38,328)
Total comprehensive income		—	—	—	—	—	—	—	—	—	—	1,949	(1,038,276)	(1,143,576)	(2,179,903)	100,053	(2,079,850)
Share-based compensation		—	—	26,311	—	—	—	—	—	—	—	—	—	—	26,311	5,019	31,330
Realization of other reserves		—	—	—	—	(4,522)	—	—	—	—	—	—	—	4,522	—	—	—
Distribution of interim dividends	21 b2	—	—	—	—	—	—	—	—	—	—	—	—	(2,218,116)	(2,218,116)	—	(2,218,116)
Dividend to non-controlling		—	—	—	—	—	—	—	—	—	—	—	—	—	—	(23,602)	(23,602)
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	—	(392)	(392)
SEPTEMBER 30, 2023		23,576,206	211,879	(1,023,987)	30,464	31,975	2,801,185	11,848,048	—	—	4,003,823	176,853	3,673,182	(3,357,170)	41,972,458	3,545,843	45,518,301

(1)	Refers to changes in the equity of investees arising from PPC’s share repurchase and share-based compensation.
(2)	Refers to the net investment on foreign operations of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Luxembourg S.à.r.l. and JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity’s investment, they are considered as equity instruments.

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of cash flows for the nine month period ended September 30, 2023 and 2022

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Notes	2023	2022	2023	2022
Cash flows from operating activities
Net income (loss)		(1,143,576)	13,108,146	(937,062)	13,986,829
Adjustments for:
Depreciation and amortization	7, 12, 13 e 14	639,286	593,939	7,865,984	7,228,807
Expected credit losses	5	35,454	43,299	49,075	75,272
Share of profit of equity-accounted investees	11	(562,736)	(13,948,627)	(49,087)	(50,828)
(Gain) Loss on sales of assets		13,695	4,021	(32,886)	(32,531)
Tax expense (benefit)	10	172,132	439,472	(548,877)	3,944,042
Net finance income/expense	23	2,200,409	1,670,361	5,061,119	4,218,584
Share-based compensation		—	—	31,330	33,264
Provisions for legal proceedings	20	182,064	49,394	429,710	124,065
Net realizable value inventory adjustments	6	(24,560)	(1,190)	(87,880)	(1,876)
Antitrust agreements	20	—	—	211,536	491,632
Impairment of goodwill and property, plant and equipment		—	—	127,889	—
Fair value adjustment for biological assets	7	—	—	419,255	135,289
		1,512,168	1,958,815	12,540,106	30,152,549
Changes in assets and liabilities:
Trade accounts receivable		2,002,395	353,620	3,346,138	(2,238,536)
Inventories		572,148	(105,288)	811,024	(4,198,817)
Recoverable taxes		(103,050)	(1,641,209)	115,357	(3,015,247)
Other current and non-current assets		(31,356)	325,613	(410,617)	916,515
Biological assets		—	—	(1,888,893)	(3,661,994)
Trade accounts payable and supply chain finance		(1,049,485)	(1,416,324)	(5,411,013)	(1,046,103)
Taxes paid in installments		(143,443)	(295,296)	(143,443)	(297,123)
Other current and non-current liabilities		1,020,843	357,273	135,134	344,502
Antitrust agreements payment		—	—	(442,854)	(873,107)
Income taxes paid		—	—	(121,425)	(4,591,668)
Changes in operating assets and liabilities		2,268,052	(2,421,611)	(4,010,592)	(18,661,578)

Cash provided by (used in) operating activities		3,780,220	(462,796)	8,529,514	11,490,971

Interest paid		(1,004,321)	(729,371)	(4,554,913)	(3,499,009)
Interest received		165,465	78,247	652,936	565,199

Net cash flows provided by (used in) operating activities		2,941,364	(1,113,920)	4,627,537	8,557,161

Cash flow from investing activities
Purchases of property, plant and equipment		(600,376)	(944,657)	(5,501,456)	(7,785,772)
Proceeds from sale of property, plant and equipment		10,194	29,929	96,327	127,859
Proceeds of intangible assets	14	(14,341)	(4,701)	(33,012)	53,883
Additional investments in equity-accounted investees		(9,934)	—	—	(10,811)
Acquisitions/ incorporations, net of cash acquired		680	—	(9,939)	(765,314)
Dividends received	11	32,500	6,000	32,500	6,000
Related party transactions		(6,586,812)	8,234,946	3,897	2,603
Other		—	—	102,511	38,525
Cash provided by (used in) investing activities		(7,168,089)	7,321,517	(5,309,172)	(8,333,027)

Cash flow from financing activities
Proceeds from loans and financings		13,204,373	5,134,977	40,047,077	38,772,668
Payments of loans and financings		(8,975,510)	(5,426,901)	(21,810,707)	(36,100,302)
Derivatives instruments received/settled		(181,348)	(1,056,957)	(104,117)	(1,139,321)
Margin cash withdraw/(applied in)		12,123	85,722	(6,098)	511,863
Dividends paid	21.b2	(2,218,116)	(2,218,126)	(2,218,116)	(2,218,126)
Dividends paid to non-controlling interest		—	—	(23,602)	(9,592)
Capital reduction of controlled companies		13,184,553	—	—	—
Purchase of PPC treasury shares		—	—	—	(965,983)
Purchase of treasury shares	21.b1	—	(3,648,028)	—	(3,648,028)
Sales of treasury shares		—	824,250	—	824,250
Payments of leasing contracts		(34,588)	(24,774)	(1,595,295)	(1,659,838)
Cash provided by (used in) financing activities		14,991,487	(6,329,837)	14,289,142	(5,632,409)

Effect of exchange rate changes on cash and cash equivalents		251,511	(61,613)	159	(1,165,747)
Net change in cash and cash equivalents		11,016,273	(183,853)	13,607,666	(6,574,022)
Cash and cash equivalents beginning of period		2,096,334	2,654,374	13,182,158	23,239,150
Cash and cash equivalents at the end of period		13,112,607	2,470,521	26,789,824	16,665,128

Non-cash transactions:
		Company		Consolidated
	Notes	2023	2022	2023	2022
Non-cash additions to right of use assets and lease liabilities	13	60,815	13,172	2,105,268	1,958,972
Capitalized interests	12	(86,837)	(53,159)	(284,894)	(166,521)
Increase/decrease in share capital subsidiaries through assumption of debt		—	(13,579,986)	—	—
Cancellation of treasury shares	21.b1	—	(5,851,685)	—	(5,851,685)

The accompanying notes are an integral part of these condensed interim financial statements.

Statements of economic value added the nine month period ended September 30, 2023 and 2022

In thousands of Brazilian Reais - R$

	Company		Consolidated
	2023	2022	2023	2022
Revenue
Sales of goods and services	38,386,005	42,398,227	270,271,487	284,571,750
Other income (expense)	(21,417)	(1,355)	183,679	116,536
Expected credit losses	(35,454)	(43,299)	(49,071)	(75,272)
	38,329,134	42,353,573	270,406,095	284,613,014
Goods
Cost of services and goods sold	(28,808,820)	(32,826,519)	(172,114,475)	(168,630,255)
Materials, energy, services from third parties and others	(5,245,480)	(5,211,523)	(50,026,970)	(51,231,254)
	(34,054,300)	(38,038,042)	(222,141,445)	(219,861,509)

Gross added value	4,274,834	4,315,531	48,264,650	64,751,505

Depreciation and Amortization	(639,286)	(593,939)	(7,865,984)	(7,228,807)

Net added value generated	3,635,548	3,721,592	40,398,666	57,522,698

Net added value by transfer
Share of profit of equity-accounted investees, net of tax	562,736	13,948,627	49,004	50,828
Financial income	1,140,412	2,449,109	1,719,701	3,870,347
Others	11,412	17,362	(77,783)	211,284
	1,714,560	16,415,098	1,690,922	4,132,459

NET ADDED VALUE TOTAL TO DISTRIBUTION	5,350,108	20,136,690	42,089,588	61,655,157

DISTRIBUTION OF ADDED VALUE
Labor
Salaries	2,084,221	2,041,710	26,907,939	26,787,216
Benefits	352,890	302,275	5,493,124	5,237,154
FGTS (Brazilian Labor Social Charge)	145,261	124,919	391,677	331,822
	2,582,372	2,468,904	32,792,740	32,356,192
Taxes and contribution
Federal	49,391	82,494	213,022	4,475,190
State	499,192	371,319	1,653,479	1,472,060
Municipal	17,758	17,206	18,905	18,422
	566,341	471,019	1,885,406	5,965,672
Capital Remuneration from third parties
Interests and exchange variation	3,221,562	3,986,576	6,571,557	6,936,076
Rents	33,629	38,806	576,511	546,153
Others	89,780	63,239	1,200,436	1,864,235
	3,344,971	4,088,621	8,348,504	9,346,464
Owned capital remuneration
Net income (loss) attributable to company shareholders	(1,143,576)	13,108,146	(1,143,576)	13,108,146
Non-controlling interest	—	—	206,514	878,683
	(1,143,576)	13,108,146	(937,062)	13,986,829
ADDED VALUE TOTAL DISTRIBUTED	5,350,108	20,136,690	42,089,588	61,655,157

The accompanying notes are an integral part of these condensed interim financial statements.

10

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

1 Background Information

JBS S.A (“JBS” or the “Company”), is a corporation with its headquarters office in Brazil, in the City of São Paulo, and is controlled by J&F Investimentos S.A. The Company has its shares publicly traded and listed on the “Novo Mercado” segment of the Sao Paulo Stock Exchange (B3 - Bolsa de Valores, Mercadorias & Futuros) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”. These individual and consolidated financial statements comprise the Company and its subsidiaries (collectively, the ‘Company’) for the period ended September 30, 2023 and were authorized by the Board of Directors on November 13, 2023.

The financial statements presented below include, in addition to the individual operations of JBS in Brazil, the activities of its subsidiaries, in Brazil and abroad.

1.1 Main operating events that occurred during the period:

1.1.1 Dual listing in Brazil and the United States: On July 12, 2023, the Company announced the dual listing structure of its shares in Brazil and United States of America, through JBS B.V, Company, located in Netherlands. The operation will be submitted to the approval of the Extraordinary General Boarding Meeting, to be convened. If this transaction is approved, following its completion at the Brazilian Securities Commission (Comissão de Valores Mobiliários -CVM), JBS B.V will be registered as a foreign issuer to have Brazilian Depositary Receipts - BDRs level II listed on B3 representing its Class A Shares. At the SEC, the JBS B.V. will be registered as a foreign issuer (Foreign Private Issuer – FPI) in order to have its Class A Shares listed on the New York Stock Exchange (NYSE), located in the United States of America.

1.1.2 Debt registration with the Securities Exchange Commission (SEC): On July 24, 2023, the Company obtained the effectiveness of the registration presented to the securities commission of the United States of America, the Securities and Exchange Commission (“SEC”) relating to exchange offers for 11 series of debt securities (” Bonds”). As a result of the declaration of effectiveness, the Company becomes obliged to disclose information in the United States of America and, therefore, is subject to the information disclosure requirements provided for by the SEC and other regulations and standards relating to securities in the United States of America and the compliance obligations of the Sarbanes-Oxley Act (“SOX”).

1.1.3 Senior Notes (Bonds): On September 5, 2023, the indirect subsidiaries JBS USA Lux S.A., JBS USA Food Company and JBS Luxembourg S.à r.l. priced senior notes in the total amount of US$1.57 billion (equivalent to R$7.9 billion on September 30, 2023), maturing in 2034 (JBS Lux 2034 6.75% Notes), and US$900 million (equivalent to R$4.4 billion on September 30, 2023), due in 2053 (7.25% JBS Lux 2053 Notes). On September 19, 2023, the offering of these notes was terminated and the funds raised were mainly used to pay short-term debts.

1.2 Seasonality: In the chicken business, globally, fluctuations are historically greater in the first half of the year, in which the sales volume of some of our special product lines suffers, variations resulting from some holidays, such as Christmas, New Year and Easter. For the beef industry in the United States, during the second and third quarters, the beef industry experiences seasonal demand for beef products that is highest in the summer and fall months in the Northern Hemisphere when weather patterns allow for more activity around the world. outdoors, however in Australia at the end of the fourth quarter a reduction in slaughter was observed due to the lower availability of cattle during the rainy season, which makes transporting the animals difficult. As for the pork sector in the United States and Australia, the greatest demand for pork occurs in the first and fourth quarters, when the availability of pigs combined with holidays increase demand.

2 Basis of preparation and presentation of financial statements

The financial statements were prepared in accordance with the standard CPC 21 (R1) - Interim Statements, approved by the Brazilian Accounting Standards Committee and equivalent to International Accounting Standard “IAS” 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Therefore, these Interim Condensed Financial Statements as of September 30, 2023 do not include all footnotes and information required to be considered “complete financial statements” due to redundancy in relation to what is presented in the individual and consolidated annual financial statements (December 31, 2022) prepared in accordance with the accounting practices adopted in Brazil (BRGAAP) and with International Financial Reporting Standards (IFRS), approved by the Board of Directors on March 21, 2023. The parent company’s individual financial statements are identified as “Company” and the consolidated financial statements are identified as “Consolidated”.

2.1 Functional and presentation currency

These condensed interim financial statements are presented in Brazilian reais (R$), which is the Company’s presentation and functional currency. All financial information is presented in thousands of reais, except when indicated otherwise.

11

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

2.2 New standards, amendments and interpretations

a. Standards, amendments and interpretations recently issued and adopted by the Company

Accounting Policies, Changes in Accounting Estimates and Errors: Amendments to IAS 8/CPC 23

As of January 1, 2023, the amendments clarify the distinction between changes in accounting estimates, changes in accounting policies and correction of errors, to assist in correctly applying the guidance. The Company did not identified any significant impacts as a result of this change.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction: Amendments to IAS 12/CPC 32

As of January 1, 2023, the amendments narrow the scope of the initial recognition exemption (IRE) so that it no longer applies to transactions that, among other things, on initial recognition, give rise to equal taxable and deductible temporary differences. As a result, a deferred tax asset and a deferred tax liability should be recognized for temporary differences arising on initial recognition of a lease and decommissioning provision. The Company did not identify any significant impacts as a result of this change.

b. New standards, amendments and interpretations that are not yet effective

Presentation of Financial Statements: Amendments to IAS 1/CPC 26

As of January 1, 2023, sets out the requirements to defer settlement of a liability and whether the Company has reached these requirements at the end of the reporting period and, also, whether the classification between current and non-current would impact the entity’s ability to exercise the postponement right. The amendments also clarify that a derivative embedded in a convertible liability does not affect the classification of the liability if the derivative itself is an equity instrument. The Company is following the discussions and so far has not identified significant impacts as a result of this change.

3 Business combination

The acquisitions accounted for as business combinations are presented bellow. Management considers an acquisitions significant for disclosure when total assets exceeds US$50 million (R$250.4 million at September 30, 2023). Acquisitions are paid with cash and cash equivalents, except where otherwise indicated.

Acquired company	Acquiror	(%) of voting interests acquired	Background and rationale for acquisition	Goodwill deductible for tax (1)	Acquisition date	Acquisition price	Goodwill
TriOak Foods (“TriOak”) (2)	Swift Pork	100%	Operates in several states in the United States, in the hog processing and commercialization of grains with operations. Swift Pork was the exclusive purchaser of TriOak´s hogs. The acquisition ensures access to a consistent supply of premium hogs for the Company’s pork processing facilities.	Yes	2.12.22	1,211,909	67,719

(1)	The tax deductibility of goodwill follows the legislation of each country, considering that the acquirer’s country of domicile does not coincide with the country of domicile of the acquiree.
(2)	The allocation of TriOak’s acquisition price was adjusted during nine-month of 2023, with a reduction in biological assets of R$127,014, increase in permanent assets of R$49,629, reduction in right of use and leasing provision of R$51,500, and reduction in goodwill in the amount of R$64,206.

12

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

The assets acquired and liabilities assumed in the business combination were measured at fair value as presented below:

Acquisitions
2022
FAIR VALUE	TriOak

Cash and cash equivalents	19,509
Trade accounts receivable	32,657
Inventories	81,408
Biological assets	689,969
Property, plant and equipment	653,139
Right of use assets	646,627
Other assets	10,004
ASSETS	2,133,313

Trade accounts payable	111,191
Loans and financing	219,747
Accrued income taxes, other taxes, payroll and social charges	11,558
Lease liabilities	646,627
LIABILITIES	989,123

Total identifiable net assets fair value	1,144,190
Purchase consideration transferred	1,211,909
Goodwill	67,719

4 Cash and cash equivalents and margin cash

	Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Cash on hand and at banks	6,217,297	1,820,325	11,971,199	5,972,915
CDB (bank certificates of deposit) and National Treasury Bill (Tesouro Selic) (1)	6,895,310	276,009	14,818,625	7,209,243
Cash and cash equivalents total	13,112,607	2,096,334	26,789,824	13,182,158

(1)	CDBs are held at high quality financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB’s.

	Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Margin cash	—	—	601,428	308,302
Investments in Treasury bills	68,311	80,434	333,830	371,089
Margin cash total	68,311	80,434	935,258	679,391

5 Trade accounts receivable

	Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Current receivables:
Domestic sales	1,070,144	1,414,055	10,435,313	11,152,049
Foreign sales	1,045,405	2,315,482	3,254,487	5,058,255
Subtotal	2,115,549	3,729,537	13,689,800	16,210,304
Overdue receivables:
From 1 to 30 days	176,699	325,741	1,850,618	2,515,484
From 31 to 60 days	29,668	142,384	242,378	590,988
From 61 to 90 days	15,148	133,895	164,134	346,939
Above 90 days	260,089	310,931	952,100	1,038,761
Expected credit losses	(244,671)	(252,719)	(418,944)	(431,170)
Present value adjustment	(9,194)	(9,758)	(25,667)	(36,411)
Subtotal	227,739	650,474	2,764,619	4,024,591
Trade accounts receivable, net	2,343,288	4,380,011	16,454,419	20,234,895

13

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

Present value adjustment: The Company discounts its receivables to present value using interest rates directly related to customer credit profiles. The monthly interest rate used to calculate the present value of outstanding receivables on September 30, 2023 was 1.8% per transaction (1.3% per transaction at December 31, 2022).The present value adjustment is recognized as an offset to sales of products and services.

The Company and its subsidiaries enter into credit assignment transactions with financial institutions, where these institutions acquire trade accounts receivable balances held against certain third-party customers in the domestic and foreign markets. The terms of the assignment transactions result in a permanent transfer of the risks and benefits to the financial institutions.

Changes in expected credit losses:

	Company		Consolidated
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Initial balance	(252,719)	(262,431)	(431,170)	(459,378)
Additions	(35,454)	(43,299)	(49,075)	(75,272)
Write-offs/ Reversals	36,041	28,677	50,456	36,163
Exchange rate variation	7,461	5,768	10,845	20,804
Closing balance	(244,671)	(271,285)	(418,944)	(477,683)

6 Inventories

	Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022

Finished products	2,605,136	2,906,265	16,567,672	17,199,677
Work in process	642,877	529,556	2,912,174	2,730,386
Raw materials	536,053	963,523	3,944,003	4,864,552
Supplies	266,943	233,857	3,133,431	3,347,479
	4,051,009	4,633,201	26,557,280	28,142,094

Changes in the realizable value of inventories is recognized in the financial statements as “Cost of sales” and is presented below:

	Company		Consolidated
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Initial balance	(58,110)	(6,742)	(310,581)	(248,637)
Additions	(32,542)	(2,327)	(189,591)	(183,271)
Incorporation (1)	(332)	—	—	—
Write-offs	57,102	3,517	277,471	185,147
Exchange rate variation	—	—	3,016	12,626
Closing balance	(33,882)	(5,552)	(219,685)	(234,135)

(1)	Refers to the direct subsidiary´s Brazservice Ltda. incorporation which occurred during the first half of 2023.

14

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

7 Biological assets

Changes in biological assets:

	Consolidated
	Current		Non-current
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Initial balance	9,710,693	7,420,848	2,619,066	2,245,019
Acquired in business combinations	—	183,617	—	71,973
Business combination adjustments (1)	(127,014)	—	—	—
Increase by reproduction (born) and cost to reach maturity	48,358,432	46,861,166	3,168,961	2,939,192
Reduction for slaughter, sale or consumption	(50,770,468)	(47,651,993)	(238,184)	(261,758)
Purchase	1,666,769	2,084,504	672,269	659,193
Decrease by death	(898,916)	(274,841)	(69,970)	(58,834)
Fair value adjustments	(419,255)	(135,384)	—	95
Reclassification from non-current to current	1,154,996	1,090,237	(1,154,996)	(1,090,237)
Exchange rate variation	(268,487)	(877,462)	(87,794)	(118,902)
Changes in fair value (including amortization of breeders)	—	—	(2,229,509)	(1,918,667)
Closing balance	8,406,750	8,700,692	2,679,843	2,467,074

(1)	Refers to the TriOak business combination adjustments, acquired during the year ended at 2022, as described in the footnote 3 - Business Combination.

8 Recoverable taxes

	Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Value-added tax on sales and services - ICMS/IVA/VAT/GST	1,227,379	2,040,368	4,649,084	5,253,253
Social contribution on billings - PIS and COFINS	1,613,906	1,502,722	2,373,801	2,752,896
Withholding income tax - IRRF/IRPJ	3,829,097	3,981,884	5,350,167	6,257,710
Excise tax - IPI	18,981	21,748	106,749	127,719
Reintegra	30,011	32,463	44,353	49,832
Other	26,364	23,644	61,267	55,087
	6,745,738	7,602,829	12,585,421	14,496,497

Current	1,395,218	1,473,985	4,463,272	5,330,928
Non-current	5,350,520	6,128,844	8,122,149	9,165,569
	6,745,738	7,602,829	12,585,421	14,496,497

15

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

9 Related parties transactions

The main balances of assets and liabilities, as well as the transactions resulting in income (loss) for any period, arise from transactions between related parties at market conditions and prices. Amounts charged include borrowing costs, interest and rate differences, when applicable. The following table includes balances and the net effect on income of intercompany financing transactions between the Company and its subsidiaries:

	Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Related party receivables	1,112,361	1,103,125	976,466	951,021
Related party payables	(15,819,561)	(22,066,929)	—	—
	(14,707,200)	(20,963,804)	976,466	951,021

		Transference of	Statement of financial position accounts		Financial income (expense)
	Currency	costs (administrative and funding)	September 30, 2023	December 31, 2022	2023	2022
Direct subsidiaries
JBS Investments Luxembourg S.à.r.l	US$	2.52% to 3.64% p.y.	(8,262,270)	(10,047,675)	(176,428)	(155,730)
JBS Confinamento Ltda.	R$	CDI + 4% p.y.	126,039	109,696	14,598	11,547
JBS Embalagens Metálicas Ltda	R$	CDI + 4% p.y.	52	14	3	1
JBS Finance Luxembourg S.à.r.l	US$	2.52% to 3.64% p.y.	—	—	—	(74,322)
Brazservice Ltda. (1)	R$	CDI + 4% p.y.	—	32,502	1,546	4,202
Enersea Ltda. (1)	R$	CDI + 4% p.y.	—	80	4	758
Indirect subsidiaries
Seara Holding Ltda. (2)	R$	—	(6,398,511)	—	—	—
JBS Luxembourg S.à.r.l	US$	1.83% to 7.3% p.y.	—	(3,497,390)	(74,948)	(211,020)
Seara Alimentos Ltda. (2)	R$	CDI + 4% p.y.	(1,158,779)	(8,521,864)	(663,460)	(282,629)
JBS Leather Paraguay Srl	GUA	7.00% p.y.	9,803	9,812	337	361
Other related parties
J&F Investimentos S.A.	R$	IPCA	566,505	543,165	10,189	—
J&F Oklahoma Holdings, Inc.	R$	3.4%(*)	405,708	400,017	5,690	(5,495)
Flora Produtos de Higiene e Limpeza S.A.	R$	Selic	4,253	7,839	—	358
Total			(14,707,200)	(20,963,804)	(882,469)	(711,969)

(*)	Interest rate for the contract term.

(1)	The direct subsidiaries Brazservice Ltda. and Enersea Ltda were incorporated by the Company for corporate structure simplification purposes.
(2)	Related to the partial transfer of the open balance with the indirect subsidiary Seara Alimentos Ltda. to the indirect subsidiary Seara Holding Ltda.

The transactions above refer to working capital funding. Settlement in the future shall be through a capital contribution/ capital reduction or dividends distribution.

Related party receivable

	Consolidated
	September 30, 2023	December 31, 2022
J&F Investimentos S.A.	566,505	543,165
J&F Oklahoma Holdings, Inc.	405,708	400,017
Flora Produtos de Higiene e Limpeza S.A.	4,253	7,839
	976,466	951,021

16

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

The disclosure of significant intercompany commercial transactions is in accordance with the criteria established by Management, by disclosing individual balances which are equal to or higher than 2% of the total of each transaction (sale of products, purchases, accounts receivable and accounts payable). Additionally, transactions which are below the described criteria will be disclosed if the information is relevant. This analysis is performed for each related party. If any related party has not met this criteria in the past but does in the current period, the comparative balance will be disclosed.

	Accounts receivable		Accounts payable		Purchases/Services rendered		Sale of products/Services provided
COMPANY	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	2023	2022	2023	2022
Direct subsidiaries
JBS Confinamento Ltda.	1,015	2,300	31,989	119,563	547,567	878,269	9,350	11,272
JBS Toledo N.V.	26,719	8,577	—	—	—	3	245,651	267,843
JBS Chile Limitada	13,860	6,514	2,537	730	6,037	3,786	85,283	39,700
Brazservice Ltda.	—	2,977	—	14,283	39,878	98,827	16,704	90,608
Conceria Priante Srl	4,543	15,479	—	—	—	—	14,006	35,944
Indirect subsidiaries
Seara Alimentos Ltda.	181,473	215,066	45,068	58,663	166,153	211,183	1,851,243	2,170,944
JBS Global UK Limited	113,475	138,313	—	—	—	—	356,172	270,361
JBS Aves Ltda.	4,371	5,523	20,861	20,757	2,168	5,251	101,617	104,076
Weddel Limited	10,791	22,402	—	—	—	—	61,545	42,686
Sampco, LLC	135,454	108,359	—	—	—	—	642,742	712,723
Meat Snacks Partners do Brasil Ltda.	16,486	3,547	4	128	—	—	265,395	396,668
JBS Asia Limited	—	—	187,020	82,036	142,662	89,584	—	—
JBS Leather Asia Limited	59,717	70,780	89	—	—	—	238,869	198,024
JBS USA Holding Lux S.à.r.l.	18,052	520,893	—	715	20	—	645,808	585,814
Seara Comércio de Alimentos Ltda.	435	4,349	2,462	1,680	20,448	15,184	12,955	9,009
JBS Australia Pty.Ltd.	3,667	9,298	—	678	—	—	160,907	243,834
Zenda Leather Uruguay S.A	14,355	—	—	—	33	—	27,336	—
Swift Beef Company	—	—	11,606	—	1,321	—	—	—
Other related parties
Agropecuária Santa Luzia Ltda.	603	1,772	30	134	15,543	—	3,878	—
JBJ Agropecuária Ltda.	1,457	2,912	263,348	486,357	1,313,154	1,064,975	17,330	21,850
Flora Produtos de Higiene e Limpeza S.A	57,665	34,359	2	—	11	4,505	244,815	277,880
Eldorado Brasil Celulose S.A.	293	314	—	6	59	214	2,561	6,819
Banco Original S.A	—	5	—	9	—	—	54	61
Prima Foods S.A.	190	315	2,593	4,012	49,706	80,607	2,520	10,618
	664,621	1,174,054	567,609	789,751	2,304,760	2,452,388	5,006,741	5,496,734

17

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

Other financial transactions in the Company

The Company and a few of its subsidiaries entered into an agreement in which Banco Original (Related party) acquires trade accounts receivables held against certain of the Company’s customers in the domestic and foreign markets. The assignments are measured at market value through a permanent transfer of the risks and benefits to Banco Original of all trade accounts receivable. At September 30, 2023, the unpaid balance of transferred receivables was R$2,130,322 (R$969,151 at December 31, 2022) in the Company, and R$4,085,524 (R$2,133,083 at December 31, 2022) in the Consolidated, respectively. For the nine month period ended September 30, 2023, the Company incurred financial costs related to this operation in the amount of R$164,405 (R$120,880 at September 30, 2022) in the Company, and R$350,287 (R$274,142 at September 30, 2022) in the Consolidated, respectively, recognized in these interim financial statements as financial expenses.

At September 30, 2023, the Company and a few of its subsidiaries hold investments with Banco Original, in the amount of R$1,536,291 (R$477,103 at December 31, 2022) in the Company and R$3,624,030 (R$1,869,825 at December 31, 2022) in the Consolidated, recognized as cash and cash equivalents, respectively. The short term investments, CDB and similar investments have earnings similar to CDI (Certificado de Depósito Interbancário), according to both maturity and amount established at the start date of the investment, following market practices. For the nine month period ended September 30, 2023, the Company earned interest from these investments in the amount of R$6,764 (R$5,370 at September 30, 2022) in the Company, and R$69,257 (R$11,449 at September 30, 2022) in the Consolidated, respectively, recognized in these interim financial statements as financial income.

The Company enters into future delivery agreements for livestock with certain suppliers, including the related party JBJ Agropecuária Ltda.(“JBJ”), ensuring a fixed price when purchasing cattle without a cash impact in the Company until the maturity date of these commitments. Based on this contract of future delivery, JBJ already anticipated with the financial institutions in the supply chain finance modality. At September 30, 2023 the balance of this transaction was R$239,350 (R$446,000 at December 31, 2022).

The Company purchases residues generated from cattle slaughter for rendering operations with Prima Foods S.A. (formerly called Mata Boi Alimentos S.A.).

The Company sponsor´s a youth-directed business school, whose mission is to educate future leaders by offering free, high-quality education. During the nine month period ended September 30, 2023 the Company made donations in the amount of R$76,723 (R$147,179 at September 30, 2022) recognized in these interim financial statements as general and administrative expenses.

The Company includes the related party Original Corporate Corretora de Seguros Ltda. on the bid for insurance renewal. If hired, the contracts are carried out at market value.

PicPay salary advance - Employees from the Company can opt to receive a salary advance every day 15 of each month. This advance will be deducted from the employee’s salary when the total payroll is paid at month end. PicPay pays the Company a fee of R$1.48 cents for each beneficiary who adhere the salary advance. At September 30, 2023, the total amount of the operation was R$238 (R$114 on September 30, 2022), recorded in the interim financial statements as revenue from sales of products and services.

No expected credit losses or bad debts relating to related party transactions were recorded during the nine month period ended September 30, 2023 and 2022.

Remuneration of key management

The Company’s key management is comprised of its Executive Officers and Board of Directors. The aggregate amount of compensation received by the Company’s key management during the nine month period ended September 30, 2023 and 2022 is the following:

	2023	2022
Salaries and wages	29,958	27,738
Variable cash compensation	96,876	98,000
	126,834	125,738

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and Investor Relations and the Executive Officers are parties to the Brazilian employment contract regime referred to as CLT (which is the Consolidation of Labor Laws), which follows all the legal prerogatives of payments and benefits.

Except for those described above, the Board of Directors members are not party to any employment contract or any other contracts for additional business benefits such as post-employment benefits or other long-term benefits, termination of work that does not conform to those requested by the CLT.

18

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

10 Income taxes

a. Composition of deferred tax income and social contribution

	Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Deferred income taxes assets	—	—	4,052,949	3,161,300
Deferred income taxes liabilities	(3,145,763)	(2,995,114)	(6,673,968)	(7,112,102)
	(3,145,763)	(2,995,114)	(2,621,019)	(3,950,802)

	Company
	December 31, 2022	Income statement	Other adjustments (1)	September 30, 2023
Expected credit losses on trade accounts receivable	88,021	(2,879)	—	85,142
Provisions for contingencies	162,583	27,967	—	190,550
Present value adjustment - Trade accounts receivable	3,318	(191)	—	3,127
Right of use assets	2,732	1,445	—	4,177
Goodwill amortization	(3,277,762)	—	—	(3,277,762)
Present value adjustment - Trade accounts payable	2,090	(7,237)	—	(5,147)
Hedge operations (2)	61,197	(101,833)	—	(40,636)
Accrued liabilities	184,190	(76,868)	—	107,322
Realization of other reserves	(257,332)	2,329	—	(255,003)
Other temporary differences	35,849	6,526	92	42,467
Deferred taxes, net	(2,995,114)	(150,741)	92	(3,145,763)

	Company
	December 31, 2021	Income statement	September 30, 2022
Expected credit losses on trade accounts receivable	91,840	2,493	94,333
Provisions for contingencies	164,082	(8,187)	155,895
Present value adjustment - Trade accounts receivable	3,671	(682)	2,989
Right of use assets	3,622	(893)	2,729
Goodwill amortization	(3,277,762)	—	(3,277,762)
Present value adjustment - Trade accounts payable	2,694	(449)	2,245
Hedge operations (2)	16,236	10,997	27,233
Accrued liabilities	134,382	28,622	163,004
Realization of other reserves	(260,867)	2,735	(258,132)
Other temporary differences	(19,363)	30,474	11,111
Deferred taxes, net	(3,141,465)	65,110	(3,076,355)

	Consolidated
	December 31, 2022	Income statement	Exchange variation	Other adjustments (1)	September 30, 2023
Tax losses and negative basis of social contribution	3,387,144	1,483,096	(62,966)	—	4,807,274
Expected credit losses on trade accounts receivable	164,732	2,058	(1,791)	—	164,999
Provisions for contingencies	716,633	(15,373)	(8,733)	—	692,527
Present value adjustment - Trade accounts receivable	59,095	(23,406)	—	—	35,689
Tax credits - Foreign subsidiaries	68,855	(722)	(2,642)	109	65,600
Labor accidents accruals	32,032	6,212	(1,312)	—	36,932
Pension plan	54,708	499	(2,927)	(19,995)	32,285
Accrued liabilities	1,257,677	353,120	(34,776)	2	1,576,023
Non-deductible interests	399,481	571,200	(8,398)	—	962,283
Right of use assets	117,832	123,613	(2,736)	—	238,709
Goodwill amortization	(4,100,891)	(28,314)	17,627	—	(4,111,578)
Present value adjustment - Trade accounts payable	(42,292)	7,570	—	—	(34,722)
Business combination	(2,303,239)	20,953	87,699	—	(2,194,587)
Inventory valuation	(572,398)	(813,202)	21,818	—	(1,363,782)
Hedge and hedge accounting operations (2)	42,831	(68,787)	—	2,482	(23,474)
Realization of other reserves	(575,927)	12,311	—	—	(563,616)
Accelerated depreciation and amortization	(3,061,949)	(136,056)	110,518	—	(3,087,487)
Other temporary differences	404,874	(274,299)	(2,255)	17,586	145,906
Deferred taxes, net	(3,950,802)	1,220,473	109,126	184	(2,621,019)

19

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

	Consolidated
	December 31, 2021	Income statement	Exchange variation	Other adjustments (1)	September 30, 2022
Tax losses and negative basis of social contribution	2,407,989	426,519	(23,659)	—	2,810,849
Expected credit losses on trade accounts receivable	146,544	(67)	(1,250)	1	145,228
Provisions for contingencies	544,132	(8,566)	—	—	535,566
Present value adjustment - Trade accounts receivable	45,564	5,272	—	—	50,836
Tax credits - Foreign subsidiaries	74,993	(4,745)	(2,256)	(205)	67,787
Labor accidents accruals	218,775	(49,975)	(9,618)	—	159,182
Pension plan	120,970	47,442	(4,040)	(25,494)	138,878
Accrued liabilities	1,478,003	(174,581)	(50,586)	(1)	1,252,835
Non-deductible interests	32,889	143,732	4,264	—	180,885
Right of use assets	33,884	14,248	141	—	48,273
Goodwill amortization	(3,937,854)	(45,050)	10,949	—	(3,971,955)
Present value adjustment - Trade accounts payable	(33,568)	(7,480)	—	—	(41,048)
Business combination	(2,641,925)	303,067	94,572	47,265	(2,197,021)
Customer returns accruals - Foreign subsidiaries	(186,478)	29,172	7,357	—	(149,949)
Inventory valuation	131,675	34,514	1,013	—	167,202
Hedge and hedge accounting operations (2)	(150,686)	56,133	432	140,128	46,007
Realization of other reserves	(592,204)	12,451	—	—	(579,753)
Accelerated depreciation and amortization	(2,748,785)	395,250	106,722	—	(2,246,813)
Other temporary differences	135,629	(225,791)	238,292	(1,502)	146,628
Deferred taxes, net	(4,920,453)	951,545	372,333	160,192	(3,436,383)

(1)	Changes in the deferred tax balance sheet accounts that do not directly impact profit & loss accounts, are shown in a specific column in the footnotes. These changes refer mainly to the direct subsidiary Brazservice Ltda. incorporated in the Company; deferred taxes on cash flow hedge operations recognized in equity, carried out by the subsidiary Seara Alimentos; gains associated with pension and other postretirement benefit obligations in the United States of America; impacts related to the acquisitions of the King´s group in Italy and Rivalea in Australia.
(2)	The hedge and hedge accounting operations are demonstrated in footnote 27 - Risk management and financial instruments.

b. Reconciliation of income tax and social contribution expense:

	Company		Consolidated
	nine month period ended September 30, 2023		nine month period ended September 30, 2023
	2023	2022	2023	2022
Profit (loss) before income taxes (PBT)	(971,444)	13,547,618	(1,485,939)	17,930,871
Brazilian statutory corporate tax rate	-34%	-34%	-34%	-34%
Expected tax credit (expense)	330,291	(4,606,190)	505,219	(6,096,496)

Adjustments to reconcile taxable income:
Share of profit of equity-accounted investees	191,330	4,742,533	16,661	17,281
Investments grants (3)	732,398	434,080	1,838,797	745,736
International rate differences - Foreign subsidiaries	—	—	(218,804)	1,725,748
Net income arising from foreign subsidiaries (4)	(1,359,809)	(803,918)	(1,359,809)	(803,918)
Transfer pricing adjustment	(12,673)	(12,459)	(12,673)	(12,459)
Unrecognized tax benefits	—	—	(929,353)	(30,775)
Withholding tax expense - Foreign subsidiaries	—	—	—	(13,313)
Non-taxable interest - Foreign subsidiaries	—	—	495,239	448,754
Donations and social programs (3)	(26,086)	(559)	(26,086)	(559)
SELIC interests on tax credits	8,548	6,458	21,449	10,035
Other permanent differences	(36,131)	(199,417)	218,237	65,924
Current and deferred income tax (expense) income	(172,132)	(439,472)	548,877	(3,944,042)

Current income tax	(21,391)	(504,582)	(671,596)	(4,895,587)
Deferred income tax	(150,741)	65,110	1,220,473	951,545
	(172,132)	(439,472)	548,877	(3,944,042)
% IT/PBT	-17.72%	-3.24%	36.94%	-22.00%

20

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

	Company		Consolidated
	Three month period ended September 30,		Three month period ended September 30,
	2023	2022	2023	2022
Profit (loss) before income taxes (PBT)	612,694	4,038,526	791,035	5,511,229
Brazilian statutory corporate tax rate	-34%	-34%	-34%	-34%
Expected tax credit (expense)	(208,316)	(1,373,099)	(268,952)	(1,873,818)

Adjustments to reconcile taxable income:
Share of profit of equity-accounted investees	413,122	1,474,191	6,656	5,032
Investments grants (3)	253,450	153,136	636,233	261,882
International rate differences	—	—	(72,494)	541,963
Net income arising from foreign subsidiaries (4)	(470,475)	(161,729)	(470,475)	(161,729)
Transfer pricing adjustment	(3,246)	(3,147)	(3,246)	(3,147)
Unrecognized tax benefits	—	—	(201,287)	(265,162)
Withholding tax expense - Foreign subsidiaries	—	—	—	—
Non-taxable interest - Foreign subsidiaries	—	—	170,425	220,895
Donations and social programs (5)	(6,128)	(15)	(6,128)	(15)
SELIC interests on tax credits	3,650	2,969	8,994	7,773
Other permanent differences	(22,100)	(117,224)	99,845	19,033
Current and deferred income tax expense	(40,043)	(24,918)	(100,429)	(1,247,293)

Current income tax	(138,192)	(97,304)	(478,625)	(1,316,906)
Deferred income tax	98,149	72,386	378,196	69,613
	(40,043)	(24,918)	(100,429)	(1,247,293)
% IT/PBT	-6.54%	-0.62%	-12.70%	-22.63%

Additional information: analysis of the variation in the effective rate:

The Company believes that due to the origin and non-recurrence of specific events certain items should not be excluded from the effective tax rate disclosure such as deferred tax effects on goodwill amortization; unrecognized tax benefits and income tax on realization of the other reserves (since it is not relate to the net operating income); and v) effects of investments grants from priors years.. Therefore, the adjusted effective rate excluding the aforementioned effects, in the nine month period ended at September 30, 2023 and 2022, the adjusted effective rate would be -17.96% and-3.26% in the Company and +73,52% and -21.57% in the Consolidated; and in the three month period ended September 30, 2023 and 2022, the adjusted effective rate would be -6.66% and -0,64% in the Company and -12,37% and -17,35% in Consolidated.

(3)	The Company and its subsidiaries recognize investments grants given by state governments as a presumed credit, partial and full reduction of the ICMS calculation base of certain goods in its production chain, in accordance with the regulations of each state. The amounts appropriated from these tax incentives as revenue in the income statement are excluded from the calculation of taxes on income, when the requirements set forth in current legislation are achieved. During the nine month period ended September 30, 2023, the Company and its subsidiaries recorded the amount of government subsidies in the amount of 5,4 billion (R$2.1 billion as of the nine month period ended September 30, 2022), of which R$2.18 billion of presumed credit (R$2.1 billion as of the nine month period ended September 30, 2022) and R$3.22 billion of reduction and exemption from ICMS, (zero as of the nine month period ended September 30, 2022) excluded from its calculation basis for income tax and social contribution.

The exclusion of this tax benefit from the income tax and social contribution calculation base on net income reflected a tax gain in the nine month period ended September 30, 2023 of R$744,002 referring to the presumed credit (R$745,736 as of the nine month period ended September 30, 2022) and R$1,094,794 of exemption and base reduction (zero as of the nine month period ended September 30, 2022).

On June 12, 2023, the ruling on Special Appeals n. 1,945,110 and 1,987,158 (Repetitive Topic 1182), which discusses the requirement for IRPJ and CSLL on amounts related to ICMS tax incentives, different from those granted in the form of presumed credits. The ruling in question stated that the taxes in question are not due, as long as the requirements of article 30 of Law no. 12,973/2014, given that the Company recorded the profit reserve referred to in article 195-A of Law no. 6,404/76. On August 31, 2023, Provisional Measure no. 1185/23 which changed the investment subsidy regime for tax purposes and revoked article 30 of Law no. 12,973/14. However, any changes, if confirmed, would only be effective from 01/01/2024.

(4)	According to Law No. 12,973/14, the income from foreign subsidiaries must be taxed at the Brazilian statutory tax rate of 34%, and the income tax paid abroad by these subsidiaries may be used to compensate income taxes to be paid in Brazil. The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(5)	Refers to the donations made by the Company, as described in Note 26 – Expenses by nature.

21

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

11 Investments in equity-accounted investees, associates and joint venture

Changes in the Company’s investments:

				Equity
	December 31, 2022	Addition (disposal)	Exchange rate variation	Changes in the equity of investees (1)	Proportionate share of income (loss)	September 30, 2023
JBS Embalagens Metálicas Ltda.	80,777	—	—	—	(110)	80,667
JBS Confinamento Ltda.	377,409	—	—	—	(94,338)	283,071
Conceria Priante Srl	120,500	—	(5,507)	—	(13,589)	101,404
JBS Leather International B.V. (2)	635,828	19,707	(24,706)	(709)	(11,000)	619,120
Brazservice Ltda. (3)	43,940	(43,304)	—	—	(636)	—
Meat Snacks Partners, LLC. (4)	209,092	(32,500)	8,997	(9,000)	45,195	221,784
Enersea Ltda. (3)	350	(356)	—	—	6	—
JBS Asset Management Corporation	111,742	—	(4,659)	—	(2,895)	104,188
JBS Investments Luxembourg S.à.r.l. (5)	53,603,571	(13,194,616)	(2,610,488)	1,059,042	622,562	39,480,071
JBS B.V.	(27)	264	(1)	(1)	(235)	—
JBS Toledo N.V.	195,970	—	(9,784)	—	12,662	198,848
JBS Chile Limitada	19,953	—	(2,239)	—	5,153	22,867
JBS Finance Luxembourg S.à.r.l.	404	—	(16)	—	(39)	349
Total	55,399,509	(13,250,805)	(2,648,403)	1,049,332	562,736	41,112,369

(1)	Refers to changes in the equity of investees arising from subsidiaries of the functional currency dollar of the direct subsidiary JBS Investments Luxembourg S.à.r.l. (JBS Investments Lux) to the functional currency of its subsidiaries, such as Australian dollar, Canadian dollar, Pound sterling, Euro, Mexican peso, among others.
(2)	The Company increased capital contribution in the indirect subsidiary Leather International.
(3)	The directs subsidiaries Brazservice Ltda. and Enersea Ltda. were incorporated in the Company for corporate structure simplification purposes.
(4)	The joint venture Meat Snacks Partners LLC distributed profits to the Company.
(5)	The Company reduced capital in the direct subsidiary JBS Investments Lux, and sent cash for JBS S.A.

Changes in the Consolidated’s investments:

Refers to investments in associate and joint venture:

				Equity
	Participation	December 31, 2022	Profit distribution	Changes in the equity of investees	Proportionate share of income	September 30, 2023
Meat Snacks Partners, LLC.(4)	50%	209,092	(32,500)	(3)	45,195	221,784
JBS Foods Ontario, Inc.	100%	75,720	—	(2,966)	5,419	78,173
Birla Societá Agricola Srl	20%	10,025	—	(394)	(1,527)	8,104
Total		294,837	(32,500)	(3,363)	49,087	308,061

22

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

Changes in the Company’s investments:

				Equity
	December 31, 2021	Addition (disposal)	Exchange rate variation	Changes in the equity of investees	Proportionate share of income (loss)	September 30, 2022
JBS Embalagens Metálicas Ltda. (1)	80,852	25	—	—	(80)	80,797
JBS Confinamento Ltda. (1)	5,029	460,601	—	—	(57,207)	408,423
Conceria Priante Srl	151,113	—	(24,476)	—	(3,586)	123,051
JBS Leather International B.V. (2)	806,120	(85,601)	(37,601)	(253)	(8,965)	673,700
Brazservice Ltda.	45,376	—	—	—	(2,165)	43,211
Meat Snacks Partners, LLC (3)	169,050	(6,000)	—	—	48,124	211,174
Enersea Ltda.	(7,193)	8,573	—	—	(1,075)	305
JBS Asset Management Corporation	114,814	—	(3,312)	—	3,029	114,531
JBS Investments Luxembourg S.à.r.l. (4)	58,900,478	(14,049,185)	(2,420,649)	(5,663,282)	13,961,457	50,728,819
Swift Foods B.V.	109	—	(3)	—	(71)	35
JBS Toledo N.V.	211,470	—	(34,882)	—	8,091	184,679
JBS Chile Limitada	18,431	—	(2,739)	—	999	16,691
JBS Finance Luxembourg S.à.r.l.	381	—	(5)	—	76	452
Total	60,496,030	(13,671,587)	(2,523,667)	(5,663,535)	13,948,627	52,585,868

(1)	The Company increased capital in the direct subsidiaries JBS Embalagens Metálicas and JBS Confinamento, through partial settlement of intercompany loans.
(2)	The Company recognized an impairment provision in intangible assets in one of its subsidiaries, with operations in South America.
(3)	The indirect subsidiary Meat Snacks Partners, LLC distributed dividends to the Company.
(4)	The direct subsidiary JBS Investments Luxembourg reduced capital, through partial settlement of intercompany loans.

Changes in the Consolidated’s investments:

					Equity
	Participation	December 31, 2021	Addition	Dividends distribution	Changes in the equity of investees	Proportionate share of income	September 30, 2022
Meat Snacks Partners, LLC (3)	50%	169,050	—	(6,000)	—	48,124	211,174
JBS Ontario	100%	74,140	—	—	(2,259)	2,704	74,585
Birla Societá Agricola (5)	20%	—	10,811	—	(1,288)	—	9,523
Total		243,190	10,811	(6,000)	(3,547)	50,828	295,282

(5)	The indirect subsidiary Rigamonti Salumificio acquired the King’s group, as described in the footnote 3, also acquiring 20% of the shares in the associated Birla Societá Agricola (“Birla”). Birla operations are pork raising and fattening for the King’s group in Europe.

12 Property, plant and equipment

Changes in property, plant and equipment:

Company	December 31, 2022	Additions net of transferences (1)	Incorporation (2)	Disposals	Depreciation expense	September 30, 2023
Buildings	3,580,188	481,578	14,402	(42,912)	(185,806)	3,847,450
Land	1,749,340	293,857	276	(83)	—	2,043,390
Machinery and equipment	3,066,247	323,003	14,181	(38,886)	(234,457)	3,130,088
Facilities	1,797,795	190,242	7,852	(843)	(86,104)	1,908,942
Computer equipment	41,814	17,859	178	(702)	(12,644)	46,505
Vehicles (land and air)	515,344	273,194	371	(25,766)	(69,324)	693,819
Construction in progress	2,214,667	(636,295)	—	—	—	1,578,372
Other	62,468	15,899	642	(1,535)	(9,352)	68,122
	13,027,863	959,337	37,902	(110,727)	(597,687)	13,316,688

23

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

Company	December 31, 2021	Additions net of transferences (1)	Disposals	Depreciation expense	September 30, 2022
Buildings	3,746,613	38,991	(411)	(160,749)	3,624,444
Land	1,748,561	870	—	—	1,749,431
Machinery and equipment	3,131,222	226,061	(2,389)	(252,667)	3,102,227
Facilities	1,680,385	147,554	(245)	(78,151)	1,749,543
Computer equipment	35,229	13,648	(189)	(11,037)	37,651
Vehicles (land and air)	442,619	155,755	(30,596)	(53,090)	514,688
Construction in progress	1,419,799	408,035	—	—	1,827,834
Other	64,412	6,902	(120)	(8,613)	62,581
	12,268,840	997,816	(33,950)	(564,307)	12,668,399

Consolidated	December 31, 2022	Additions net of transferences (1)	Business combination adjustments (5)	Disposals	Depreciation expense	Exchange rate variation	September 30, 2023
Buildings	19,722,714	2,734,217	21	(77,737)	(957,115)	(545,816)	20,876,284
Land	5,512,969	305,349	—	(1,445)	—	(131,678)	5,685,195
Machinery and equipment	19,998,538	3,715,403	49,681	(152,052)	(2,226,492)	(598,574)	20,786,504
Facilities	3,001,689	777,783	—	(4,339)	(164,523)	(800)	3,609,810
Computer equipment	606,623	243,593	—	(2,951)	(162,590)	(11,729)	672,946
Vehicles (land and air)	1,121,272	395,802	—	(29,463)	(158,952)	(37,179)	1,291,480
Construction in progress	11,084,915	(2,356,037)	—	(10,551)	—	(206,447)	8,511,880
Other	1,122,072	228,206	(73)	(46,601)	(131,288)	(23,063)	1,149,253
	62,170,792	6,044,316	49,629	(325,139)	(3,800,960)	(1,555,286)	62,583,352

Consolidated	December 31, 2021	Acquired in business combinations (3)	Additions net of transferences (1)	Business combination adjustments (4)	Disposals	Depreciation expense	Exchange rate variation	September 30, 2022
Buildings	19,502,310	267,885	1,134,645	23	(4,690)	(915,362)	(907,680)	19,077,131
Land	5,291,972	125,139	98,086	—	(19,042)	—	(169,990)	5,326,165
Machinery and equipment	20,191,401	187,489	2,635,185	366	(13,462)	(2,158,149)	(1,046,354)	19,796,476
Facilities	2,717,858	4,257	318,129	—	(402)	(131,020)	1,617	2,910,439
Computer equipment	680,011	3,686	135,614	—	(20,979)	(158,607)	(45,354)	594,371
Vehicles (land and air)	715,171	8,698	198,155	57	(32,737)	(113,104)	(12,482)	763,758
Construction in progress	6,805,741	18,469	3,252,598	—	—	—	(211,507)	9,865,301
Other	1,011,842	20,103	179,881	61	(4,016)	(123,074)	(57,081)	1,027,716
	56,916,306	635,726	7,952,293	507	(95,328)	(3,599,316)	(2,448,831)	59,361,357

(1)	Additions for each category includes transfer from construction in progress during the period.
(2)	Related to the direct subsidiary Brazservice Ltda. incorporated in the second quarter of 2023.
(3)	Refers to the 2022´s first semester acquisitions, King´s and Rivalea during the first quarter, and Biotech during the second quarter.
(4)	Refers to the business combination adjustment in the BMF´s (“Bait Almakoolat Food”) acquisition at December 31, 2021. Due its immateriality, the adjustments were made at the first half of 2022 changes.
(5)	Refers to the business combination adjustment of the acquisition of TriOak acquired during the 2022 financial year, as described in explanatory note 3 - Business combination

For nine month period ended September 30, 2023, the amount of capitalized interest added to construction in progress and included in additions in the Company was R$100,994 (R$79,855 at December 31, 2022) and R$284,594 (R$369,155 at December 31, 2022) in the Consolidated. The capitalization rate used at September 30, 2023 was 8.97% p.y., in the Company and 2.57% p.y. in the Consolidated (7.05% p.y., in The Company and 3.70 a.a% p.y. in the Consolidated at December 31, 2022 )

24

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

Annually, the Company tests the recoverability of its assets that were identified as having any indicator of impairment using the concept of value in use through discounted cash flow models). The tests for recoverability of assets are applied at the end of each fiscal year on December 31, follow by indications of impairment during the course of the year. For the nine month period ended September 30, 2023, the Company recognized an impairment in fixed assets in the amount of US$20,8 million (R$108,300 million at September 30, 2023), related to the indirect subsidiary Planterra Foods Company, located at United States, due the closing of its operations.

13 Leases

The Company uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for the present value’s calculation of the lease provision of the identified assets and, consequently, for the monthly accrual of financial interest were 4.99% (8.25% at December 31, 2022) in the Company, and 8.07% (7.30% at December 31, 2022) in the Consolidated, in accordance with the term of each lease agreement and the economic policy of each subsidiary’s domicile.

13.1 Right of use asset

Changes in the right of use assets:

Company	December 31, 2022	Additions (1)	Terminated contracts	Amortization	September 30, 2023

Buildings	30,041	4,112	—	(11,654)	22,499
Computer equipment	10,728	—	—	(6,950)	3,778
Machinery and equipment	12,747	35,589	(263)	(10,186)	37,887
Operating plants	623	16,958	—	(4,225)	13,356
Land	253	793	—	(425)	621
Vehicles (land)	272	3,329	(54)	(610)	2,937
	54,664	60,781	(317)	(34,050)	81,078

Company	December 31, 2021	Additions (1)	Terminated contracts	Amortization	September 30, 2022

Buildings	18,789	648	—	(9,459)	9,978
Computer equipment	18,531	—	—	(5,854)	12,677
Machinery and equipment	4,146	11,294	(323)	(3,222)	11,895
Operating plants	3,365	852	—	(3,071)	1,146
Land	437	213	—	(297)	353
Vehicles (land)	222	133	—	(129)	226
Furniture and appliances	93	—	(74)	(19)	—
	45,583	13,140	(397)	(22,051)	36,275

Consolidated	December 31, 2022	Business combination adjustments (3)	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	September 30, 2023

Growing facilities	4,299,324	(51,500)	742,291	(56,016)	(621,214)	(90,285)	4,222,600
Buildings	2,227,940	—	794,113	(29,262)	(308,629)	(42,759)	2,641,403
Computer equipment	48,089	—	(162)	—	(16,645)	(2)	31,280
Machinery and equipment	547,282	—	125,734	(5,456)	(191,645)	(16,326)	459,589
Operating plants	97,601	—	27,156	(686)	(23,734)	(789)	99,548
Land	102,478	—	6,955	(117)	(9,650)	(2,316)	97,350
Vehicles (land, air and sea)	1,052,178	—	388,571	(3,341)	(269,761)	(56,166)	1,111,481
	8,374,892	(51,500)	2,084,658	(94,878)	(1,441,278)	(208,643)	8,663,251

25

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2021	Acquired in business combinations (2)	Additions (1)	Business combination adjustments (3)	Terminated contracts	Amortization	Exchange rate variation	September 30, 2022

Growing facilities	3,406,396	53,608	912,306	—	(181,661)	(489,568)	(79,252)	3,621,829
Buildings	2,162,882	1,062	578,333	—	(16,534)	(225,687)	(285,728)	2,214,328
Computer equipment	67,004	—	—	—	(15,092)	(12,995)	2	38,919
Machinery and equipment	748,637	(3,401)	141,317	—	(14,053)	(242,727)	(47,366)	582,407
Operating plants	113,605	—	27,836	—	(38,088)	(16,751)	(3,878)	82,724
Land	365,027	12,603	5,732	(209,306)	(71)	(10,435)	(23,930)	139,620
Vehicles (land, air and sea)	1,095,266	17,269	269,352	—	(41,834)	(294,184)	(90,947)	954,922
Furniture and appliances	94	—	—	—	(76)	(18)	—	—
	7,958,911	81,141	1,934,876	(209,306)	(307,409)	(1,292,365)	(531,099)	7,634,749

(1)	Additions for each category includes PIS and COFINS to be paid.
(2)	Refers to the Rivalea’s acquisition, during the first quarter of 2022.
(3)	Refers to the business combination adjustment of the acquisition of TriOak acquired during the 2022 financial year, as described in explanatory note 3 - Business combination.

13.2 Lease liabilities

	Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022

Undiscounted lease payments	103,662	71,666	11,371,091	10,903,766
Present value adjustment	(10,299)	(8,968)	(2,073,330)	(1,919,758)
	93,363	62,698	9,297,761	8,984,008
Breakdown:
Current liabilities	47,040	27,675	1,746,548	1,788,353
Non-current liabilities	46,323	35,023	7,551,213	7,195,655
	93,363	62,698	9,297,761	8,984,008

Changes in the lease liabilities:

Company	December 31, 2022	Additions	Interest accrual	Payments	Terminated contracts	September 30, 2023
Lease liabilities	62,698	60,815	4,773	(34,588)	(335)	93,363

Company	December 31, 2021	Additions	Interest accrual	Payments	Terminated contracts	September 30, 2022
Lease liabilities	52,599	13,172	3,482	(24,774)	(179)	44,300

Consolidated	December 31, 2022	Business combination adjustments (3)	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	September 30, 2023
Lease liabilities	8,984,008	(51,501)	2,105,268	367,535	(1,777,882)	(39,545)	(290,122)	9,297,761

Consolidated	December 31, 2021	Acquired in business combinations (2)	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	September 30, 2022
Lease liabilities	8,344,280	81,141	1,958,972	318,720	(1,659,838)	(315,951)	(485,247)	8,242,077

26

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

The amounts recognized as lease expense are shown below:

	Company	Consolidated
	2023	2023
Variable lease payments	6,330	2,265,973
Short term lease liability	18,176	969,567
Non-material lease liability	7,597	23,542
	32,103	3,259,082

The non-current portion of the lease liabilities schedule is as follows:

	September 30, 2023
	Company	Consolidated
2024	7,916	1,272,989
2025	27,618	1,246,766
2026	8,463	981,515
2027	2,454	728,913
2028	1,086	593,799
Maturities thereafter 2028	3,704	4,384,157
Total Future Minimum Lease Payments	51,241	9,208,139
Present Value of Lease Liabilities	(4,918)	(1,656,926)
	46,323	7,551,213

14 Intangible assets

Changes in intangible assets:

Company	December 31, 2022	Additions	Amortization expenses	September 30, 2023
Amortizing:
Trademarks	10,487	2,228	(3,721)	8,994
Softwares	20,534	12,113	(3,828)	28,819
	31,021	14,341	(7,549)	37,813

Company	December 31, 2021	Additions	Disposals	Amortization expenses	September 30, 2022
Amortizing:
Trademarks	15,448	—	—	(3,721)	11,727
Softwares	17,991	4,701	(13)	(3,860)	18,819
	33,439	4,701	(13)	(7,581)	30,546

Consolidated	December 31, 2022	Additions	Disposals	Amortization expenses	Exchange rate variation	September 30, 2023
Amortizing:
Trademarks	1,648,336	2,228	—	(84,363)	(38,720)	1,527,481
Softwares	109,985	29,895	(72)	(19,013)	(293)	120,502
Customer relationships	2,868,194	11,566	(11,884)	(275,498)	(101,928)	2,490,450
Supplier contract	159,187	—	—	(14,339)	(2,521)	142,327
Others	4,345	181	(146)	(1,024)	(176)	3,180
Non-amortizing:
Trademarks	5,479,137	1,244	—	—	(214,879)	5,265,502
Water rights	59,205	—	—	—	(3,055)	56,150
	10,328,389	45,114	(12,102)	(394,237)	(361,572)	9,605,592

27

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2021	Acquired in business combination (1)	Additions	Business combination adjustments (2)	Disposals	Amortization expenses	Exchange rate variation	September 30, 2022
Amortizing:
Trademarks	1,871,992	110,375	25	—	—	(86,506)	(268,796)	1,627,090
Softwares	92,689	320	30,304	—	(286)	(16,936)	(607)	105,484
Customer relationships	3,602,262	—	—	5,420	—	(298,982)	(366,770)	2,941,930
Supplier contract	183,974	—	—	—	—	(14,557)	(2,954)	166,463
Others	5,583	3,120	—	—	—	(1,478)	(324)	6,901
Non-amortizing:
Trademarks	5,962,710	67	1,389	4,093	—	—	(658,233)	5,310,026
Water rights	64,706	—	—	—	—	—	(3,855)	60,851
	11,783,916	113,882	31,718	9,513	(286)	(418,459)	(1,301,539)	10,218,745

(1)	Refers to the 2022´s first semester acquisitions, King´s in the first quarter, and Biotech during the second quarter.
(2)	Refers to the business combination adjustment in the BMF´s (“Bait Almakoolat Food”) acquisition at December 31, 2021. Due its immateriality, the adjustments were made at the first semester of 2022 changes.

Impairment test:

Annualy, the Company tests the recoverability of its assets using the concept of value in use through cash flow models and at the nine month period ended September 30, 2023, there were no indications of impairment.

15 Goodwill

In the Company, goodwill is recognized under the caption “Investments in subsidiaries, associate and joint venture” because for the investor it is part of its investment in the subsidiary’s acquisition; and as goodwill, in the Consolidated because it refers to expectation of future earnings from the acquired subsidiary, which assets and liabilities are consolidated with the Company’s. Therefore, in the Company there is only goodwill from incorporations in the amount of R$9,085,970 and in the Consolidated all goodwill are recognized as intangible. For tax purposes, all the goodwill recorded in the Company was fully amortized in the year ended December 31, 2021.

Changes in goodwill:

	Consolidated
	September 30, 2023	September 30, 2022
Initial balance	30,412,362	32,564,548
Acquired in business combination (1)	—	207,269
Business combination adjustments (2)	64,206	30,877
Write-off for recoverability (3)	—	(85,601)
Exchange rate variation	(765,620)	(2,340,368)
Closing balance	29,710,948	30,376,725

(1)	Refers to the King´s acquisition, during the first quarter of 2022.
(2)	Refers to the TriOak´s business combination adjustments, acquired during the year ended at 2022, as described in the footnote 3 - Business Combination. During 2022, refers to the business combination adjustment in the acquisitions during the years ended in December 31, 2021, Randall Parker, BMF, Sunnyvaley and Pilgrim’s Food Masters. Due the immateriality, the adjustments were made to the movement in the first quarter of 2022.
(3)	Refers to the impairment provision that the Company recognized in intangible assets in one of its subsidiaries, with operations in South America.
	Consolidated
CGU	September 30, 2023	December 31, 2022
Brazil Beef	9,069,926	9,069,926
Seara	3,713,542	3,714,070
Moy Park	3,740,601	3,837,113
USA Pork	3,477,948	3,623,871
Australia Meat	1,330,384	1,445,908
Australia Smallgoods	1,470,967	1,598,730
Vivera	625,574	649,682
Pilgrim’s Food Masters (PFM)	1,623,869	1,673,144
Others CGUs without significant goodwill	4,658,137	4,799,918
Total	29,710,948	30,412,362

The Company tests annually for the nine month period ended September 30, 2023 there were no indications that goodwill within any CGU was impaired.

28

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

16 Trade accounts payable

	Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Domestic
Commodities	1,905,329	2,657,465	6,859,409	9,564,105
Materials and services	1,216,324	1,163,927	16,798,058	20,253,472
Finished products	237,082	229,817	182,784	71,860
Present value adjustment	(30,750)	(15,601)	(84,490)	(78,670)
	3,327,985	4,035,608	23,755,761	29,810,767

Foreign
Commodities	55,947	75,910	138,301	190,976
Materials and services	200,493	183,605	1,263,717	1,003,257
Finished products	14,266	2,732	7,903	4,515
	270,706	262,247	1,409,921	1,198,748

Total trade accounts payable	3,598,691	4,297,855	25,165,682	31,009,515

Supply chain finance (1)
Domestic	1,298,007	1,263,694	3,536,571	2,996,425
Foreign	—	—	40,801	74,674
Total supply chain finance	1,298,007	1,263,694	3,577,372	3,071,099

Total	4,896,698	5,561,549	28,743,054	34,080,614

(1)	The Company and its indirect subsidiary Seara Alimentos carry out transactions with financial institutions that allow the suppliers to anticipate their receivables in the domestic market. It should be emphasized, operationally and commercially, there are no identifiable changes to the conditions applied in the negotiations with suppliers such as price or flexibility on payment terms. In addition, this operation did not bring any other cost to the Group and all financial costs of the operation are the responsibility of the suppliers.

The Company enters into purchase agreements for livestock with certain suppliers ensuring a fixed price, or to fix, when purchasing cattle, without a cash impact in the Company until the receiving the cattle or maturity date of these commitments. Based on this future commitment contract, JBJ has already advanced this operation with the banks under the supply chain finance modality. At September 30, 2023 the balance of this transaction was R$320,300 (R$451,800 at December 31, 2022).

17 Loans and financing

	Company
	Average		Index on		Current		Non-current
Type	annual interest rate	Currency	variable rate loans	Payment terms	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Foreign currency
ACC (1)	7.28%	USD	SOFR	2023 - 24	4,786,273	2,174,591	—	266,395
Prepayment	6.68%	USD	SOFR	2023 - 27	834,754	1,034,831	2,600,245	1,225,211
FINIMP (2)	6.29%	USD e EUR	Libor and Euribor	2023 - 25	239,537	525,112	10,787	15,867
Working capital - American Dollar	8.93%	USD	Libor	2030	1,794	1,821	13,142	14,824
CRA (3)	3.98%	USD	—	2027	1,929	484	102,661	66,564
					5,864,287	3,736,839	2,726,835	1,588,861
Local currency
Credit note - export	14.99%	BRL	CDI	2023 - 28	441,337	274,829	2,117,550	1,478,966
CRA (3)	8.97%	BRL	CDI and IPCA	2023 - 37	144,643	853,054	8,732,127	7,618,405
Working capital - Brazilian Reais	18.91%	BRL	TJLP	2023 - 28	17,479	85,648	86,044	3,378
CDC (5)	16.17%	BRL	—	2023 - 28	90,329	40,298	56,918	467
FINAME (4)	5.83%	BRL	—	2023 - 25	3,063	4,618	274	2,299
FINEP (6)	9.01%	BRL	—	2025	4,667	4,643	3,863	7,277
					701,518	1,263,090	10,996,776	9,110,792

					6,565,805	4,999,929	13,723,611	10,699,653

29

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

	Consolidated
	Average				Current		Non-current
Type	annual interest rate	Currency	Indexer	Payment terms	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022

Foreign currency
ACC (1)	7.28%	USD	SOFR	2023 - 24	4,786,273	2,174,591	—	266,395
Prepayment	6.68%	USD	Libor and SOFR	2023 - 27	834,754	2,074,077	2,600,245	1,974,791
FINIMP (2)	6.29%	USD and EUR	Libor and Euribor	2023 - 25	239,537	525,112	10,787	15,867
White Stripe credit facility	8.46%	USD and CAD	—	2023	13,475	15,757	—	—
Working capital - American Dollar	8.93%	USD	Libor	2030	1,794	9,055	13,142	14,824
CRA (3)	3.98%	USD	—	2027	1,929	484	102,661	66,564
Scott credit facilities	2.20%	USD	—	2024	—	—	8,863	9,361
					5,877,762	4,799,076	2,735,698	2,347,802
Local currency
FINAME (4)	5.83%	BRL	—	2023 - 25	3,063	4,618	274	2,299
FINEP (6)	9.01%	BRL	—	2025	4,667	4,643	3,863	7,277
Prepayment	7.70%	GBP, USD	SOFR	2023	164,093	49,792	400,608	—
Notes 2,50% JBS Lux 2027	2.50%	USD	—	2027	24,342	58,339	4,933,121	5,124,220
Notes 5,13% JBS Lux 2028	5.13%	USD	—	2028	34,648	123,675	4,434,524	4,611,232
Notes 6,50% JBS Lux 2029	6.50%	USD	—	2029	11,282	5,218	389,997	406,297
Notes 3,00% JBS Lux 2029	3.00%	USD	—	2029	13,270	37,567	2,931,909	3,044,523
Notes 5,50% JBS Lux 2030	5.50%	USD	—	2030	66,942	160,429	6,206,854	6,460,823
Notes 3,75% JBS Lux 2031	3.75%	USD	—	2031	29,730	6,793	2,479,673	2,581,447
Notes 3,00% JBS Lux 2032	3.00%	USD	—	2032	54,247	17,829	4,906,045	5,102,849
Notes 3,63% JBS Lux 2032	3.63%	USD	—	2032	35,299	84,589	4,927,347	5,126,840
Notes 5,75% JBS Lux 2033	5.75%	USD	—	2033	285,298	316,062	10,013,701	10,422,947
Notes 6.75% JBS Lux 2034	6.75%	USD		2034	9,014	—	7,889,217	—
Notes 4,38% JBS Lux 2052	4.38%	USD	—	2052	29,029	82,179	4,442,331	4,626,984
Notes 6,50% JBS Lux 2052	6.50%	USD	—	2052	159,762	36,508	7,646,974	7,966,046
Notes 7.25% JBS Lux 2053	7.25%	USD		2053	5,443	—	4,422,161	—
Notes 5,88% PPC 2027	5.88%	USD	—	2027	121,559	62,247	4,222,618	4,393,351
Notes 4,25% PPC 2031	4.25%	USD	—	2031	94,589	43,735	4,926,646	5,125,076
Notes 3,50% PPC 2032	3.50%	USD		2032	10,516	52,506	4,461,275	4,644,343
Notes 6,25% PPC 2033	6.25%	USD	—	2033	135,621	—	4,925,304	—
PPC term loan		USD	Libor	2023	—	139,459	—	2,359,382
Working capital - Brazilian Reais	18.91%	BRL	TJLP	2023	17,479	85,648	86,044	3,378
Working capital - Euros	4.26%	EUR	Euribor	2023	104,186	60,867	10,672	9,929
Credit note - export	14.95%	BRL	CDI	2023 - 28	443,827	757,171	2,122,638	1,538,653
CDC (5)	16.17%	BRL	—	2023 - 28	90,329	40,298	56,918	467
Rural - Credit note - Prefixed	11.00%	BRL	—	2023	1,144,570	185,020	—	—
Rural - Credit note		BRL	CDI	2024	—	4,176	—	5,834
CRA (3)	8.97%	BRL	CDI and IPCA	2024 - 37	144,643	853,054	8,732,127	7,618,405
Scott credit facilities	7.32%	AUD, EUR and USD	—	2023-24	35,754	70,168	1,057	209
Beardstown Pace credit facilities	3.66%	USD	—	2035 - 50	36,370	38,741	331,929	328,553
JBS Australia feedlot	2.76%	AUD	—	2023-24	4,091	1,346	161,270	175,273
Other	5.28%	Others	Others	2024 - 31	47,879	46,804	71,599	91,065
					3,361,542	3,429,481	96,138,696	81,777,702

					9,239,304	8,228,557	98,874,394	84,125,504

(1)	Advances on Exchange Contracts.
(2)	Financing for Imports.
(3)	Agribusiness Credit Receivable Certificates.
(4)	Financing for Acquisition of Industrial Machinery and Equipment.
(5)	Direct Credit to Consumers.
(6)	Financing for Studies and Projects.

30

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

The amendments to IFRS for Interest Rate Benchmark Reform are effective for annual periods beginning on or after January 1, 2021. In line with the LIBOR and other Interbank Offered Rates (IBORs) transition project, the Group has been following the evolution of this matter with its partner banks and been discussing how to replace the index in current contracts. The new contracts are negotiated at the Overnight Guaranteed Financing Rate (“SOFR”), and the current contracts remain indexed to LIBOR until the settlement date, without conversion impacts.

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, LIBOR, Euribor, SOFR, IPCA, TJLP, among others.

At September 30, 2023, the availability under Brasil revolving credit facilities was US$450 million (R$2.3 billion at September 30, 2023) and US$450 million (R$2.4 billion at December 31, 2022). In the United States the revolving credit facilities at September 30, 2023, was US$2.9 billion (R$14.5 billion at September 30, 2023) and US$2.8 billion (R$14.4 billion at December 31, 2022).

The non-current portion of the principal payment schedule of loans and financing is as follows:

	September 30, 2023
Maturity	Company	Consolidated

2024	887,008	1,041,276
2025	1,988,687	2,360,748
2026	984,118	1,032,977
2027	1,371,874	10,536,423
2028	749,779	5,386,751
Maturities thereafter 2028	7,742,145	78,516,219
	13,723,611	98,874,394

17.1 Guarantees and contractual restrictions (“covenants”)

The Company was in compliance with all of its debt covenant restrictions at September 30, 2023 and until the date that these financial statements were approved.

The Company, together with its indirect subsidiaries JBS Global Luxembourg S.à.r.l., JBS Holding Luxembourg S.à r.l., JBS USA Holding Lux S.à r.l. and JBS Global Meat Holdings Pty. Limited, are guarantors of certain senior notes listed in the SEC, located in the United States of America.

18 Other taxes payable

	Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022

Taxes payable in installments	305,804	421,221	347,331	469,228
PIS / COFINS tax payable	74,531	87,732	159,817	157,670
ICMS / VAT / GST tax payable	43,582	40,592	147,449	146,518
Withholding income taxes	29,896	42,399	32,376	44,796
Others	4,977	2,758	514,684	513,550
Subtotal	458,790	594,702	1,201,657	1,331,762
Income taxes payable	—	—	158,305	475,174
Total	458,790	594,702	1,359,962	1,806,936

Breakdown:
Current liabilities	210,270	281,532	832,788	1,200,895
Non-current liabilities	248,520	313,170	527,174	606,041
	458,790	594,702	1,359,962	1,806,936

31

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

19 Payroll and social charges

	Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022

Social charges in installments	2,372,818	2,214,052	2,402,984	2,249,109
Bonus and vacation along with related social charges	496,404	272,304	3,616,797	3,839,027
Salaries and related social charges	242,693	445,929	2,156,721	2,276,815
Others	16,528	10,829	275,993	265,151
	3,128,443	2,943,114	8,452,495	8,630,102
Breakdown:
Current liabilities	1,126,789	1,083,670	6,038,359	6,251,132
Non-current liabilities	2,001,654	1,859,444	2,414,136	2,378,970
	3,128,443	2,943,114	8,452,495	8,630,102

Labor taxes payable in installments: In December 2022, the Federal Supreme Court (STF) in a decision favorable to the Direct Action of Unconstitutionality (ADI No. 4,395), declared that was unconstitutional the subrogation of the collection of social security contributions referring to the Assistance Fund for Rural Workers (FUNRURAL) to slaughterhouses, consumer companies, consignees or cooperatives purchasing production. The Company is also waiting for the approval of the minute of judgment and the decision by the STF that will define the period for which the decision will take effect. On September 30, 2023, the Company and its subsidiaries have recognized under “Social charges in installments” the amount of R$1.73 billion, in the Company and R$1.76 billion, in the Consolidated related to the FUNRURAL. For the nine month period ended September 30, 2023, the Company and its subsidiaries paid installments in cash and offset with the balance of recoverable taxes the amount of R$1.09 billion, in the Company and R$1.13 billion in the Consolidated.

20 Provisions for legal proceedings

The Company is part of several lawsuits arising in the ordinary course of business for which provisions are recognized based on estimated costs determined by Management as follows:

	Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022

Labor	254,587	252,392	530,427	517,958
Civil	117,640	77,765	971,857	1,162,505
Tax and Social Security	188,215	148,028	703,453	550,049
Total	560,442	478,185	2,205,737	2,230,512

	Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Current liabilities	—	—	631,659	909,132
Non-current liabilities	560,442	478,185	1,574,078	1,321,380
	560,442	478,185	2,205,737	2,230,512

32

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

Changes in provisions:

	Company
	December 31, 2022	Additions, disposals and changes in prognosis	Payments	Monetary correction	September 30, 2023
Labor	252,392	102,253	(118,445)	18,387	254,587
Civil	77,765	64,651	(50,691)	25,915	117,640
Tax and social security	148,028	15,160	—	25,027	188,215
Total	478,185	182,064	(169,136)	69,329	560,442

	Company
	December 31, 2021	Additions, disposals and changes in prognosis	Payments	Monetary correction	September 30, 2022
Labor	252,496	74,865	(94,668)	15,216	247,909
Civil	55,658	18,314	(4,003)	7,176	77,145
Tax and social security	174,439	(43,785)	(7,760)	10,566	133,460
Total	482,593	49,394	(106,431)	32,958	458,514

	Consolidated
	December 31, 2022	Additions, disposals and changes in prognosis	Payments	Monetary correction	Exchange rate variation	September 30, 2023
Labor	517,958	227,664	(254,920)	39,837	(112)	530,427
Civil	1,162,505	320,371	(532,390)	67,530	(46,159)	971,857
Tax and social security	550,049	93,211	(2,782)	63,205	(230)	703,453
Total	2,230,512	641,246	(790,092)	170,572	(46,501)	2,205,737

	Consolidated
	December 31, 2021	Additions, disposals and changes in prognosis	Payments	Monetary correction	Exchange rate variation	September 30, 2022
Labor	538,804	181,302	(230,822)	35,218	(79)	524,423
Civil	1,568,873	514,294	(895,961)	16,594	(40,334)	1,163,466
Tax and social security	560,164	(79,899)	(7,846)	32,128	(112)	504,435
Total	2,667,841	615,697	(1,134,629)	83,940	(40,525)	2,192,324

33

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

In the subsidiary JBS USA:

a. Civil Proceedings: Refers to several class action lawsuits, alleging violations of federal and state antitrust, unfair competition, unfair enrichment, deceptive trade practice, and consumer protection laws on sales of beef, pork and chicken. For the nine month period ended September 30, 2023 the indirect subsidiary JBS USA recognized an accrual in the amount of 42,2 million (R$211,321 at September 30, 2023), in the three month period ended at September 30, 2023 in the amount of US$10.5 million (R$52,580 at September 30, 2023). Also at September 30, 2023, were paid US$60.0 million (R$300,456 at September 30, 2023). At September 30, 2023, the remaining accrual is 126,140 million (R$631,659 at September 30, 2023).

The Company, together with its legal department and hired external offices, continues to monitor the developments of the antitrust proceedings and understand that the accounting provisions measured and known up to the date of approval of these financial statements are sufficient for risk coverage.

21 Equity

a. Share capital: Share capital on September 30, 2023 was R$23,576,206 (R$23,576,206 at December 31, 2022), represented by 2,218,116,370 common shares, having no nominal value.

	September 30, 2023		December 31, 2022
	Quantity	R$ thousand	Quantity	R$ thousand
Initial balance	2,218,116,370	23,576,206	2,373,866,570	23,576,206
Cancellation of treasury shares	—	—	(155,750,200)	—
Final balance	2,218,116,370	23,576,206	2,218,116,370	23,576,206

b. Profit reserve:

b1. Treasury shares: Treasury shares include self-issued shares repurchased by the Company. As of September 30, 2023, the Company had no balance in treasury shares.

b2. Dividends: On June 19, 23, the Company approved the distribution of interim dividends referring to the net income from the year ended at December 31, 2022 in the amount of R$R$2.22 billion, corresponding to R$1,00 per ordinary share, in accordance with the shareholder´s base at June 22, 2023. The interim dividends were paid at June 29, 2023.

b3. Tax incentive reserve: The Company and its subsidiaries have grants granted by state governments, such as partial and full reduction of the tax base of certain goods in its production chain, in accordance with the regulations of each state and presumed ICMS tax credits. The appropriated amounts of these tax incentives as income in income are excluded in the calculation of taxes on income when the requirements set forth in current legislation are met.

During the nine month period ended September 30, 2023, the Company and its subsidiaries calculated the amount of government grants in the amount of R$3.22 billion that were not recognized since the Company registered losses up to the approval of these financial statements. The Company also informs that such amounts will be recognized in the tax incentive reserve as the accumulated loss are absorbed by future profits and that such amount will reduce the amount of dividends in subsequent periods.

c. Other comprehensive income: Composed by gain (loss) on cash flow hedge, gain (loss) associated with pension and other postretirement benefit obligations, valuation adjustments to equity in subsidiaries, gain (loss) on net investment in foreign operations and gain (loss) on foreign currency translation adjustments. In the financial statement which includes the foreign entity, such exchange variations must be recognized, initially, in other comprehensive income in a specific equity account, and must be transferred from equity to the income statement when the net investment is written off.

c1. Net investment of foreign operations: The Company has certain intercompany loans balances with the subsidiaries JBS Luxembourg S.à.r.l and JBS Investments Luxembourg S.à.r.l which will not be settled through cash but with equity transactions, such as capital contribution or capital reduction. Therefore, these balances are an extension of the subsidiary’s investment, thus they are considered as net investment on foreign operations. The exchange variation is recognized in other comprehensive income (loss) and reclassified from equity to profit or loss on disposal of net investment, during the period.

34

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

22 Net revenue

	Company				Consolidated
	Nine month period ended September 30,		Three month period ended September 30,		Nine month period ended September 30,		Three month period ended September 30,
	2023	2022	2023	2022	2023	2022	2023	2022
GROSS REVENUE
Sales of products and services
Domestic sales	22,743,164	23,901,631	7,945,427	7,975,290	209,048,897	214,909,867	71,076,830	73,695,651
Export sales	16,903,540	20,084,905	6,124,198	7,870,807	67,585,006	75,760,365	23,581,882	28,086,207
	39,646,704	43,986,536	14,069,625	15,846,097	276,633,903	290,670,232	94,658,712	101,781,858
SALES DEDUCTION
Returns and discounts	(1,260,699)	(1,588,309)	(417,888)	(445,321)	(6,362,416)	(6,098,482)	(2,218,612)	(1,974,055)
Sales taxes	(742,724)	(565,287)	(273,220)	(158,709)	(2,795,663)	(2,585,635)	(1,030,636)	(879,646)
	(2,003,423)	(2,153,596)	(691,108)	(604,030)	(9,158,079)	(8,684,117)	(3,249,248)	(2,853,701)
NET REVENUE	37,643,281	41,832,940	13,378,517	15,242,067	267,475,824	281,986,115	91,409,464	98,928,157

22.1 Customer contract balances

Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. A contract liability is recognized when the Company has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. The Company recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the balance sheet.

		Company		Consolidated
	Note	2023	2022	2023	2022
Trade accounts receivable	5	2,343,288	4,380,011	16,454,419	20,234,895
Contract liabilities		736,906	449,744	1,678,205	1,124,306

23 Net finance income (expense)

	Company				Consolidated
	Nine month period ended September 30,		Three month period ended September 30,		Nine month period ended September 30,		Three month period ended September 30,
	2023	2022	2023	2022	2023	2022	2023	2022
Exchange rate variation	386,885	1,532,326	186,648	(100,543)	520,625	2,324,439	223,759	175,461
Fair value adjustments on derivatives	119,358	(1,073,396)	(242,893)	(177,615)	(279,297)	(1,411,829)	(278,004)	(159,873)
Interest expense (1)	(2,980,155)	(2,308,565)	(860,889)	(717,354)	(6,237,591)	(5,019,638)	(2,092,755)	(1,730,055)
Interest income (2)	391,276	325,398	137,088	114,148	1,123,863	1,042,952	378,386	467,304
Bank fees and others	(117,773)	(146,124)	(50,512)	(42,094)	(188,719)	(1,154,508)	(70,524)	(249,135)
	(2,200,409)	(1,670,361)	(830,558)	(923,458)	(5,061,119)	(4,218,584)	(1,839,138)	(1,496,298)

Financial income	1,140,412	2,449,109	323,736	114,148	1,719,701	3,870,347	602,145	642,765
Financial expense	(3,340,821)	(4,119,470)	(1,154,294)	(1,037,606)	(6,780,820)	(8,088,931)	(2,441,283)	(2,139,063)
	(2,200,409)	(1,670,361)	(830,558)	(923,458)	(5,061,119)	(4,218,584)	(1,839,138)	(1,496,298)

(1)	For the nine month period ended September 30, 2023 and 2022, the amounts of R$1,322,522 and R$939,437, respectively, in the Company and R$4,260,522 and R$3,381,195, in the Consolidated refers to interest expenses from loans and financings expenses recognized under the caption “Interest expense”.
(2)	For the nine month period ended September 30, 2023 and 2022, the amounts of R$116,509 and R$45,632, respectively, in the Company and R$307,483 and R$262,432, respectively, in the Consolidated refers to interest income from short investments recognized under the caption “Interest income”.

35

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

24 Earnings (loss) per share

Basic and diluted: There were no changes in the basic earnings (loss) per share calculation assumptions since the disclosed financial statements from December 31, 2022.

	Nine month period ended September 30,		Three month period ended September 30,
	2023	2022	2023	2022
Net income attributable to Company shareholders	(1,143,576)	13,108,146	572,651	4,013,608
Weighted average common shares outstanding	2,218,116	2,254,345	2,218,116	2,218,116
Weighted average - treasury shares	—	(21,967)	—	—
Weighted average - common shares outstanding	2,218,116	2,232,378	2,218,116	2,218,116

Basic and diluted earnings (losses) per share - (R$)	(0.52)	5.87	0.26	1.81

25 Operating segments and information by geographic area

There are no changes in the structure of operating segments and geographic reporting since the disclosed financial statements from December 31, 2022.

The information by consolidated operational segments is as follows:

Nine month period ended September 30, 2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	40,626,948	30,847,785	85,181,321	28,081,100	64,196,657	22,404,287	3,229,244	274,567,342	(7,091,518)	267,475,824
Adjusted EBITDA (2)	1,456,614	1,133,285	1,052,054	1,638,866	5,449,311	1,357,407	(36,766)	12,050,771	(9,033)	12,041,738

Nine month period ended September 30, 2022
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	44,677,563	31,935,400	85,316,000	31,491,081	68,389,470	24,393,701	3,346,729	289,549,944	(7,563,829)	281,986,115
Adjusted EBITDA (2)	2,067,105	3,901,880	9,685,106	2,911,737	9,798,371	1,650,822	(12,832)	30,002,189	(8,211)	29,993,978

Nine month period ended September 30, 2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	14,441,141	10,207,775	29,054,246	9,890,497	21,261,373	7,687,894	686,660	93,229,586	(1,820,122)	91,409,464
Adjusted EBITDA (2)	484,386	566,440	502,726	1,020,860	2,195,034	664,625	(21,658)	5,412,413	(3,011)	5,409,402

Nine month period ended September 30, 2022
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (1)	Total
Net revenue	16,240,155	11,767,558	29,155,843	11,154,779	23,441,131	8,736,383	1,191,158	101,687,007	(2,758,850)	98,928,157
Adjusted EBITDA (2)	825,673	1,780,289	2,525,431	999,168	2,955,145	493,353	(30,503)	9,548,556	(2,739)	9,545,817

(1)	Includes intercompany and intersegment transactions.

36

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

(2)	The Adjusted EBITDA is reconciled with the consolidated operating profit, as follows below:

	Operating profit (loss)
	Nine month period ended September 30,		Three month period ended September 30,
	2023	2022	2023	2022
Operating profit	3,526,093	22,098,627	2,610,512	6,992,726
Depreciation and amortization	7,865,984	7,228,807	2,615,613	2,438,839
Antitrust agreements (1)	211,536	491,629	51,245	164,307
Donations and social programs (2)	55,286	104,493	18,050	12,024
Impairment assets (3)	108,300	85,601	(4,434)	—
JBS Fund for the Amazon	—	5,500	—	2,500
Restructuring (4)	193,390	—	4,587	—
Other operating income (expense), net (5)	81,149	(20,679)	113,829	(64,579)
Elimination	9,033	8,211	3,011	2,739
Total Adjusted EBITDA for operating segments	12,050,771	30,002,189	5,412,413	9,548,556

(1)	Refers to the agreements entered by JBS USA and its subsidiaries as described in Note 20 – Provisions for legal proceedings.
(2)	Refers to the donations, as described in Note 26 – Expenses by nature.
(3)	Refers to the impairment of assets related to Planterra’s plant closure during the year ended at 2023.
(4)	Refers to the project to implement multiple restructuring initiatives mainly at the indirect subsidiary Pilgrim’s Pride Corporation (PPC). Refers to the project to implement multiple restructuring initiatives at the indirect subsidiary Pilgrim’s Pride Corporation (PPC).
(5)	Refers to several adjustments basically in JBS USA’s jurisdiction such as third-party advisory expenses acquisitions, marketing of social programs, insurance claims, among others.

For additional information, the net revenue and total assets are present below segregated by geographic area.

Nine month period ended September 30, 2023
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	158,196,178	66,791,584	20,827,112	22,259,364	953,908	269,028,146	(1,552,322)	267,475,824
Total assets	169,391,117	88,387,080	18,035,723	25,687,713	10,333,315	311,834,948	(97,320,392)	214,514,556

Nine month period ended September 30, 2022
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	167,834,368	72,372,091	24,655,257	21,534,236	771,378	287,167,330	(5,181,215)	281,986,115
Total assets	151,146,037	88,094,837	18,844,673	26,276,425	11,261,253	295,623,225	(87,512,597)	208,110,628

Three month period ended September 30, 2023
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	53,586,027	23,207,199	7,214,114	7,339,259	392,501	91,739,100	(329,636)	91,409,464

Three month period ended September 30, 2022
	North and Central America (2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	58,753,657	25,069,596	8,997,939	7,722,249	261,684	100,805,125	(1,876,969)	98,928,156

(1)	Includes intercompany and intersegment transactions.
(2)	Including the holdings located in Europe that are part of the North American operation.

37

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

26 Expenses by nature

The Company’s policy is to present expenses by function on the consolidated statement of income (loss). Expenses by nature are disclosed below:

	Company				Consolidated
	Nine month period ended September 30,		Three month period ended September 30,		Nine month period ended September 30,		Three month period ended September 30,
	2023	2022	2023	2022	2023	2022	2022	2021
Cost of sales
Cost of inventories, raw materials and production inputs	(29,802,125)	(33,479,700)	(10,529,540)	(11,968,289)	(204,252,299)	(200,301,264)	(68,795,014)	(71,259,767)
Salaries and benefits	(1,923,489)	(1,442,617)	(642,889)	(565,478)	(27,792,595)	(26,665,122)	(9,293,106)	(9,324,771)
Depreciation and amortization	(377,294)	(324,378)	(120,960)	(111,511)	(6,876,684)	(6,229,551)	(2,268,745)	(2,107,610)
	(32,102,908)	(35,246,695)	(11,293,389)	(12,645,278)	(238,921,578)	(233,195,937)	(80,356,865)	(82,692,148)

Selling
Freights and selling expenses	(2,346,524)	(2,333,778)	(856,711)	(929,925)	(14,244,185)	(15,143,411)	(4,609,830)	(5,364,167)
Salaries and benefits	(333,752)	(213,832)	(114,994)	(98,692)	(1,116,042)	(927,786)	(381,038)	(359,203)
Depreciation and amortization	(67,302)	(62,327)	(22,881)	(27,162)	(242,631)	(234,016)	(81,030)	(81,691)
Advertising and marketing	(110,141)	(115,682)	(34,289)	(51,132)	(1,147,634)	(1,244,650)	(364,911)	(456,020)
Commissions	(73,447)	(110,949)	(28,854)	(54,386)	(212,129)	(280,140)	(76,335)	(105,347)
Net impairment losses	(2,138)	(18,027)	(11,137)	(11,362)	(1,332)	(42,510)	3,214	(42,510)
	(2,933,304)	(2,854,595)	(1,068,866)	(1,172,659)	(16,963,953)	(17,872,513)	(5,509,930)	(6,408,938)

General and administrative
Salaries and benefits	(839,233)	(1,251,481)	(356,360)	(398,923)	(4,359,486)	(5,146,699)	(1,575,463)	(1,715,633)
Fees, services held and general expenses	(816,118)	(800,669)	(309,149)	(319,857)	(2,734,133)	(2,512,401)	(996,345)	(932,257)
Depreciation and amortization	(194,690)	(207,234)	(72,713)	(60,663)	(746,669)	(765,240)	(265,839)	(249,538)
DOJ and Antitrust agreements	—	—	—	—	(211,536)	(491,629)	(51,245)	(164,307)
Donations and social programs (1)	(55,286)	(104,493)	(22,913)	(12,024)	(55,286)	(104,493)	(18,050)	(12,024)
JBS Fund For The Amazon	—	(5,500)	—	(2,500)	—	(5,500)	—	(2,500)
	(1,905,327)	(2,369,377)	(761,135)	(793,967)	(8,107,110)	(9,025,962)	(2,906,942)	(3,076,259)

(1)	Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the company to support actions for social transformation where the Company is present and donations to the JBS Fund For The Amazon.

38

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

As of September 30, 2023 in the Company and Consolidated, other income (expenses) includes gain (losses) of sale of assets, insurance claim, asset impairment expenses, restructuring expenses, among others.

The Company incurred expenses with internal research and development, in the amount of R$3,289 (R$915 at September 30, 2022), in the Company and R$29,482 (R$31,168 at September 30, 2022), in the Consolidated.

27 Risk management and financial instruments

Financial instruments are recognized in the consolidated financial statements as follows:

		Company		Consolidated
	Notes	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Assets
Fair value through profit or loss (1)
Financial investments	4	6,870,652	151,963	14,646,409	7,008,149
National treasury bills	4	92,969	204,480	506,046	572,183
Derivative assets		376,496	98,134	1,150,631	566,144
Loans and receivables at amortized cost (2)
Cash at banks	4	6,217,297	1,820,325	11,971,199	5,972,915
Margin cash	4	—	—	601,428	308,302
Trade accounts receivable	5	2,343,288	4,380,011	16,454,419	20,234,895
Related party receivables	9	1,112,361	1,103,125	976,466	951,021
Total		17,013,063	7,758,038	46,306,598	35,613,609
Liabilities
Amortized cost
Loans and financing	17	(20,289,416)	(15,699,582)	(108,113,698)	(92,354,061)
Trade accounts payable and supply chain finance	16	(4,896,697)	(5,561,549)	(28,743,053)	(34,080,614)
Related party payables	9	(7,557,290)	(10,182,741)	—	—
Lease liabilities	13	(93,363)	(62,698)	(9,297,761)	(8,984,008)
Other financial liabilities (3)		(190,805)	(5,180)	(227,875)	(61,964)
Fair value through profit or loss
Derivative liabilities		(255,882)	(278,227)	(1,019,384)	(559,536)
Total		(33,283,453)	(31,789,977)	(147,401,771)	(136,040,183)

(1)	CDBs are updated at the effective rate but have a really short-term and negotiated with financial institutions, and their recognition is similar to fair value; (ii) national treasury bill is recognized according to market value.
(2)	Loans and receivables are classified as amortized cost, but without any change in their nature or business model; (ii) the accounts receivable are short-term and net from expected losses.
(3)	The balances are related to commitments with third parties for investment.

39

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

Fair value of assets and liabilities through profit or loss: The Company and its subsidiaries determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing at short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value can not be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

Level 3 - Inputs used for fair value calculations which are not derived from an active market. The Company and its subsidiaries do not have any financial instruments that utilize level 3 inputs.

	Company
	September 30, 2023			December 31, 2022
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	6,870,652	6,870,652	—	151,963	151,963
National treasury bills	92,969	—	92,969	204,480	—	204,480
Derivative assets	—	376,496	376,496	—	98,134	98,134

Financial liabilities
Derivative liabilities	—	255,882	255,882	—	278,227	278,227

	Consolidated
	September 30, 2023			December 31, 2022
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	14,646,409	14,646,409	—	7,008,149	7,008,149
National treasury bills	506,046	—	506,046	572,183	—	572,183
Derivative assets	—	1,150,631	1,150,631	—	566,144	566,144

Financial liabilities
Derivative liabilities	—	1,019,384	1,019,384	—	559,536	559,536

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on September 30, 2023 and December 31, 2022 , considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Company’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Company’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of loans and financings:

	Consolidated
	September 30, 2023			December 31, 2022
Description	Principal	Price (% of the Principal)	Market Value of the Principal	Principal	Price (% of the Principal)	Market Value of the Principal
Notes 2,50% JBS Lux 2027	5,007,599	88.86%	4,449,953	5,217,701	86.90%	4,534,182
Notes 5,13% JBS Lux 2028	4,506,839	95.61%	4,308,854	4,695,931	95.13%	4,467,239
Notes 3,00% JBS Lux 2029	3,004,559	84.61%	2,542,098	3,130,620	84.02%	2,630,347
Notes 6,5% JBS Lux 2029	390,459	95.21%	371,747	406,840	98.16%	399,354
Notes 5,5% JBS Lux 2030	6,259,499	94.07%	5,888,123	6,522,126	95.40%	6,222,108
Notes 3,75% JBS Lux 2031	2,503,800	81.30%	2,035,639	2,608,850	82.46%	2,151,258
Notes 3,00% JBS Lux 2032	5,007,599	76.49%	3,830,262	5,217,701	77.61%	4,049,458
Notes 3,625% JBS Lux 2032	5,007,599	80.70%	4,040,982	5,217,701	82.24%	4,291,037
Notes 5,75% JBS Lux 2033	10,265,578	92.55%	9,501,100	10,696,287	95.41%	10,205,327
Notes 6,75% JBS Lux 2034	8,012,158	99.02%	7,933,880	—	—	—
Notes 4,375% JBS Lux 2052	4,506,839	68.53%	3,088,447	4,695,931	71.80%	3,371,678
Notes 6,50% JBS Lux 2052	7,761,778	92.42%	7,173,436	8,087,436	96.79%	7,827,829
Notes 7.25% JBS Lux 2053	4,506,839	99.62%	4,489,578	—	—	—
Notes 5,875% PPC 2027	4,256,459	99.01%	4,214,363	4,435,046	99.55%	4,415,088
Notes 4,25% PPC 2031	5,007,599	84.91%	4,251,802	5,217,701	86.39%	4,507,572
Notes 3,5% PPC 2032	4,506,839	78.25%	3,526,557	4,695,931	80.72%	3,790,556
Notes 6,25% PPC 2033	5,007,599	96.16%	4,815,457	5,217,701	—	—
	85,519,641		76,462,278	76,063,503		62,863,033

40

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

Risk management:

The Company during the regular course of its operations is exposed to a variety of financial risks that include the effects of changes in market prices, (including foreign exchange, interest rate risk and commodity price risk), credit risk and liquidity risk. Such risks are fully disclosed in the financials statements at December 31, 2022. There were no changes in the nature of these risks in the current period. Below are the risks and operations to which the Company is exposed and a sensitivity analysis for each type of risk, consisting in the presentation of the effects in the finance income (expense), net, when subjected to possible changes, of 25% to 50%, in the relevant variables for each risk. For each probable scenario, the Company utilizes the Value at Risk Methodology (VaR),for the confidence interval (C.I.) of 99% and a horizon of one day.

a. Interest rate risk

The Company understands that the quantitative data referring to the Company’s interest rate exposure risk on September 30, 2023 and December 31, 2022, are in accordance with the Financial and Commodity Risk Management Policy and are representative of the exposure incurred during the period. For informational purposes and in accordance with our Financial and Commodities Risk Management Policy, the notional amounts of assets and liabilities exposed to floating interest rates are presented below:

	Company		Consolidated
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Net exposure to the CDI rate:
CDB-DI (Bank certificates of deposit)	73,484	151,963	3,652,270	3,532,181
Treasury bills	—	124,046	—	124,046
Margin cash	68,311	80,444	655,457	387,344
Related party transactions	(1,028,434)	(8,371,733)	6,662	7,839
Credit note - export	(2,558,887)	(1,753,795)	(2,566,465)	(2,301,658)
CRA - Agribusiness Credit Receivable Certificates	(31,817)	(30,692)	(31,817)	(30,692)
Rural - Credit note	—	—	(8,356)	(4,176)
Subtotal	(3,477,343)	(9,799,767)	1,707,751	1,714,884
Derivatives (Swap)	(5,895,349)	(6,788,487)	(6,787,801)	(6,368,342)
Total	(9,372,692)	(16,588,254)	(5,080,050)	(4,653,458)
Liabilities exposure to the LIBOR rate:
PPC term loan	—	—	—	(2,498,841)
Prepayment	—	—	—	(1,524,660)
FINIMP	—	(14,729)	—	(14,729)
Working Capital - American dollars	—	(16,645)	—	(16,645)
Subtotal	—	(31,374)	—	(4,054,875)
Derivatives (Swap)	—	—	—	1,541,061
Total	—	(31,374)	—	(2,513,814)
Net exposure to the IPCA rate:
Margin cash	—	—	23,963	79,500
CRA - Agribusiness Credit Receivable Certificates	(8,844,954)	(8,398,599)	(8,844,954)	(8,398,599)
Related party transactions	566,505	543,165	566,505	543,165
Treasury bills	—	—	147,557	77,049
Subtotal	(8,278,449)	(7,855,434)	(8,106,929)	(7,698,885)
Derivatives (Swap)	6,562,520	7,122,166	6,562,520	7,122,166
Total	(1,715,929)	(733,268)	(1,544,409)	(576,719)
Liabilities exposure to the SOFR rate:
Prepayment	(1,406,470)	(528,230)	(1,922,905)	(842,188)
Prepayment - exchange agreement	(14,935)	—	(14,935)	—
Total	(1,421,405)	(528,230)	(1,937,840)	(842,188)
Assets exposure to the CPI rate:
Margin cash	—	—	241,557	211,155
Total	—	—	241,557	211,155

41

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

Sensitivity analysis:

			Scenario (I) VaR 99% I.C. 1 day			Scenario (II) Interest rate variation - 25%			Scenario (III) Interest rate variation - 50%
Contracts		Current		Effect on income		Effect on income			Effect on income
exposure	Risk	scenario	Rate	Company	Consolidated	Rate	Company	Consolidated	Rate	Company	Consolidated

CDI	Increase	12.65%	12.71%	(5,373)	(2,841)	15.81%	(296,458)	(156,770)	18.98%	(592,823)	(313,490)
IPCA	Increase	4.61%	4.62%	(212)	(191)	5.76%	(19,785)	(17,807)	6.92%	(39,552)	(35,599)
SOFR	Increase	5.31%	5.32%	(86)	(117)	6.64%	(18,876)	(25,735)	7.97%	(37,738)	(51,450)
CPI	Decrease	3.70%	3.69%	—	(27)	2.78%	—	(2,234)	1.85%	—	(4,469)
				(5,671)	(3,176)		(335,119)	(202,546)		(670,113)	(405,008)

			Company
			September 30, 2023				December 31, 2022
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value

Swap	IPCA	2024	537,534	689,053	(546,719)	142,334	537,534	646,186	(513,673)	132,513
	IPCA	2027	387,000	452,811	(429,941)	22,870	387,000	418,991	(417,549)	1,442
	IPCA	2028	442,000	521,053	(503,221)	17,832	442,000	481,768	(489,234)	(7,466)
	IPCA	2030	1,400,000	1,673,183	(1,652,913)	20,270	1,400,000	1,546,027	(1,603,211)	(57,184)
	IPCA	2031	1,021,654	1,160,535	(1,163,531)	(2,996)	1,430,000	1,480,425	(1,568,962)	(88,537)
	IPCA	2032	626,237	716,550	(740,025)	(23,475)	900,000	927,182	(972,097)	(44,915)
	IPCA	2036	93,940	110,889	(119,422)	(8,533)	100,000	101,869	(111,699)	(9,830)
	IPCA	2037	1,054,162	1,238,447	(1,286,296)	(47,850)	1,272,000	1,519,718	(1,625,735)	(106,017)
			5,562,527	6,562,521	(6,442,068)	120,452	6,468,534	7,122,166	(7,302,160)	(179,994)

			Consolidated
			September 30, 2023				December 31, 2022
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value

Swap	CDI	2023	100,000	100,617	(101,142)	(525)	400,000	420,145	(404,637)	15,508
	LIBOR	2024	780,000	788,205	(791,310)	(3,105)	1,507,335	1,541,061	(1,462,267)	78,794
	IPCA	2024	537,534	689,053	(546,719)	142,334	537,534	646,186	(513,673)	132,513
	IPCA	2027	387,000	452,811	(429,941)	22,870	387,000	418,991	(417,549)	1,442
	IPCA	2028	442,000	521,053	(503,221)	17,832	442,000	481,768	(489,234)	(7,466)
	IPCA	2030	1,400,000	1,673,183	(1,652,913)	20,270	1,400,000	1,546,027	(1,603,211)	(57,184)
	IPCA	2031	1,021,654	1,160,535	(1,163,531)	(2,996)	1,430,000	1,480,425	(1,568,962)	(88,537)
	IPCA	2032	626,237	716,550	(740,025)	(23,475)	900,000	927,182	(972,097)	(44,915)
	IPCA	2036	93,940	110,889	(119,422)	(8,533)	100,000	101,869	(111,699)	(9,830)
	IPCA	2037	1,054,162	1,238,447	(1,286,296)	(47,850)	1,272,000	1,519,718	(1,625,735)	(106,017)
			6,442,527	7,451,343	(7,334,520)	116,822	8,375,869	9,083,372	(9,169,064)	(85,692)

42

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

b. Exchange rate risk:

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Company’s operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. In the Consolidated, the Company discloses these exposures considering the fluctuations of a exchange rate in particular towards the functional currency of each subsidiary.

	Company
	USD		EUR		GBP
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
OPERATING
Cash and cash equivalents	12,840,644	1,646,583	128,504	150,768	5,806	1,045
Trade accounts receivable	994,301	2,797,281	102,964	255,159	47,183	57,115
Sales orders	2,262,670	1,691,501	206,557	170,821	112,015	69,810
Trade accounts payable	(235,934)	(217,330)	(24,367)	(28,843)	(19)	—
Operating subtotal	15,861,681	5,918,035	413,658	547,905	164,985	127,970
FINANCIAL
Loans and financing	(8,569,249)	(5,299,683)	(21,872.00)	(26,017)	—	—
Financial subtotal	(8,569,249)	(5,299,683)	(21,872)	(26,017)	—	—
Operating financial subtotal	7,292,432	618,352	391,786	521,888	164,985	127,970

Related parties transaction, net	—	(1,660,877)	—	—	—	—
Total exposure	7,292,432	(1,042,525)	391,786	521,888	164,985	127,970
DERIVATIVES
Future contracts	21,642	2,557	(423,936)	(539,980)	(151,045)	—
Swap	—	—	—	—	—	—
Total derivatives	21,642	2,557	(423,936)	(539,980)	(151,045)	—
NET EXPOSURE IN R$	7,314,074	(1,039,968)	(32,150)	(18,092)	13,940	127,970

Net debt in foreign subsidiaries (1)	(77,410,591)	(66,873,170)	—	—	—	—

43

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

	Consolidated
	USD		EUR		GBP		MXN		AUD
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
OPERATING
Cash and cash equivalents	15,431,614	3,848,527	227,624	209,670	76,767	63,667	1,593,623	639,627	25	37
Trade accounts receivable	3,637,353	6,124,137	592,108	712,099	442,033	267,677	603,491	657,623	1,452	449
Sales orders	2,919,534	3,116,512	223,343	218,958	112,015	69,810	—	—	—	—
Trade accounts payable	(795,277)	(805,002)	(379,592)	(481,445)	(80,271)	(98,088)	(710,433)	(273,126)	(3,877)	(616)
Purchase orders	(283,671)	(321,825)	(28,065)	(63,557)	—	—	—	—	—	—
Operating subtotal	20,909,553	11,962,349	635,418	595,725	550,544	303,066	1,486,681	1,024,124	(2,400)	(130)
FINANCIAL
Margin cash	14,282	1,402	—	—	—	—	—	—	—	—
Advances to customers	(188,015)	(188,904)	(6,775)	(4,468)	(1,234)	—	—	—	—	—
Loans and financing	(8,589,905)	(7,108,978)	(21,872)	(26,017)	—	—	—	—	—	—
Financial subtotal	(8,763,638)	(7,296,480)	(28,647)	(30,485)	(1,234)	—	—	—	—	—
Operating financial subtotal	12,145,915	4,665,869	606,771	565,240	549,310	303,066	1,486,681	1,024,124	(2,400)	(130)

Related party transactions, net	—	—	—	1,510,817	—	—	—	—	—	—
Total exposure	12,145,915	4,665,869	606,771	2,076,057	549,310	303,066	1,486,681	1,024,124	(2,400)	(130)
DERIVATIVES
Future contracts	31,792	2,557	(498,125)	(539,980)	(212,197)	—	—	—	—	—
Deliverable Forwards (DF´s)	(3,335,932)	(2,417,731)	334,573	438,355	(58,293)	(27,174)	(1,933,875)	(1,520,318)	12,880	4,920
Non-Deliverable Forwards (NDF´s)	(52,415)	15,804	12,829	(61,746)	(432,917)	(103,107)	—	—	—	—
Swap	(3,630)	78,793	—	—	—	—	—	—	—	—
Total derivatives	(3,360,185)	(2,320,577)	(150,723)	(163,371)	(703,407)	(130,281)	(1,933,875)	(1,520,318)	12,880	4,920
NET EXPOSURE IN R$	8,785,730	2,345,292	456,048	1,912,686	(154,097)	172,785	(447,194)	(496,194)	10,480	4,790

Net debt in foreign subsidiaries (1)	(77,410,591)	(66,873,170)	—	—	—	—	—	—	—	—

(1)	For currency hedging purposes, the Company includes in its exposure the net debt of foreign subsidiaries. Although these debts do not generate currency exposure in the Company’s results (since they are abroad, and in the functional currency of each country), these debts in the consolidation are affected by the exchange rate, impacting shareholders’ equity as exchange variation on investment, influencing the consolidated debt of the Company, and consequently the leverage indicators.

44

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

b1. Sensitivity analysis and derivative financial instruments breakdown:

b1.1 USD - American dollars (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%
		Closing	Effect on income			Effect on income			Effect on income
Exposure of R$	Risk	exchange rate	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated	Exchange rate	Company	Consolidated

Operating	Appreciation	5.0076	4.9165	(288,530)	(380,352)	3.7557	(3,965,420)	(5,227,388)	2.5038	(7,930,840)	(10,454,776)
Financial	Depreciation	5.0076	4.9165	273,291	190,571	3.7557	3,755,995	2,619,118	2.5038	7,511,991	5,238,235
Derivatives	Depreciation	5.0076	4.9165	(394)	61,123	3.7557	(5,411)	840,046	2.5038	(10,821)	1,680,092
				(15,633)	(128,658)		(214,836)	(1,768,224)		(429,670)	(3,536,449)

		Closing	Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
Exposure of R$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Net debt in foreign subsidiaries	Depreciation	5.0076	5.0987	(1,408,126)	6.2595	(19,352,648)	7.5114	(38,705,295)

			Company
			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value

Future Contract	American dollar	Short	433	21,642	2,288	51	2,557	(4,506)

			Consolidated
			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value

Future Contract	American dollar	Short	636	31,792	2,799	51	2,557	(4,506)

			Consolidated
			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value

Deliverable Forwards	American dollar	Short	(666,174)	(3,335,932)	(51,824)	(463,371)	(2,417,731)	67,658
Non-Deliverable Forwards	American dollar	Short	(10,467)	(52,415)	305	—	—	—
Non-Deliverable Forwards	American dollar	Long	—	—	—	3,029	15,804	(339)

45

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

b1.2 EUR - EURO (amounts in thousands of R$):

		Closing	Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%
		exchange	Exchange	Effect on income		Exchange	Effect on income		Exchange	Effect on income
Exposure of R$	Risk	rate	rate	Company	Consolidated	rate	Company	Consolidated	rate	Company	Consolidated

Operating	Appreciation	5.3000	5.2040	(7,496)	(11,514)	3.9750	(103,415)	(158,854)	2.6500	(206,829)	(317,709)
Financial	Depreciation	5.3000	5.2040	396	519	3.9750	5,468	7,162	2.6500	10,936	14,324
Related party	Appreciation	5.3000	5.2040	—	(27,931)	3.9750	—	(385,340)	2.6500	—	(770,680)
Derivatives	Appreciation	5.3000	5.2040	7,682	2,731	3.9750	105,984	37,681	2.6500	211,968	75,361
				582	(36,195)		8,037	(499,351)		16,075	(998,704)

			Company
			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value

Future Contract	Euro	Long	8,000	(423,936)	(956)	9,700	(539,980)	(2,872)

			Consolidated
			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (EUR)	Notional (R$)	Fair value	Notional (EUR)	Notional (R$)	Fair value

Deliverable Forwards	Euro	Long	63,127	334,573	(2,258)	78,708	438,355	17,965
Non-Deliverable Forwards	Euro	Short	2,421	12,829	(856)	(11,087)	(61,746)	47

b1.3 GBP - British Pound (amounts in thousands of R$):

		Closing	Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Interest rate variation - 25%			Scenario (iii) Interest rate variation - 50%
		exchange	Exchange	Effect on income		Exchange	Effect on income		Exchange	Effect on income
Exposure of R$	Risk	rate	rate	Company	Consolidated	rate	Company	Consolidated	rate	Company	Consolidated

Operating	Appreciation	6.1158	6.2332	3,166	10,565	7.6448	41,246	137,636	9.1737	82,492	275,272
Financial	Depreciation	6.1158	6.2332	—	(24)	7.6448	—	(309)	9.1737	—	(617)
Derivatives	Depreciation	6.1158	6.2332	(2,898)	(13,498)	7.6448	(37,761)	(175,852)	9.1737	(75,523)	(351,704)
				268	(2,957)		3,485	(38,525)		6,969	(77,049)

			Consolidated
			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value

Deliverable Forwards	British pound	Short	(9,532)	(58,293)	851	(4,328)	(27,174)	(193)
Non-Deliverable Forwards	British pound	Short	(70,787)	(432,917)	(881)	(16,422)	(103,107)	1,357

46

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

b1.4 MXN - Mexican Peso (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
		Closing exchange	Exchange	Effect on income	Exchange	Effect on income	Exchange	Effect on income
Exposure of R$	Risk	rate	rate	Consolidated	rate	Consolidated	rate	Consolidated

Operating	Appreciation	0.2879	0.2928	25,045	0.3599	371,696	0.4319	743,341
Derivatives	Depreciation	0.2879	0.2928	(32,578)	0.3599	(483,502)	0.4319	(966,937)
				(7,533)		(111,806)		(223,596)

			Consolidated
			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (MXN)	Notional (R$)	Fair value	Notional (MXN)	Notional (R$)	Fair value

Deliverable Forwards	Mexican peso	Short	(6,717,175)	(1,933,875)	(821)	(5,700,480)	(1,520,318)	(30,362)

b1.5 AUD - Australian Dollar (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation - 25%		Scenario (iii) Interest rate variation - 50%
		Closing exchange	Exchange	Effect on income	Exchange	Effect on income	Exchange	Effect on income
Exposure of R$	Risk	rate	rate	Consolidated	rate	Consolidated	rate	Consolidated

Operating	Depreciation	3.2299	3.1653	48	2.4224	600	1.6150	1,200
Derivatives	Appreciation	3.2299	3.1653	(258)	2.4224	(3,220)	1.6150	(6,440)
				(210)		(2,620)		(5,240)

			Consolidated
			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (AUD)	Notional (R$)	Fair value	Notional (AUD)	Notional (R$)	Fair value

Deliverable Forwards	Australian dollar	Long	3,988	12,880	5	1,388	4,920	5

47

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

c. Commodity price risk

The Company operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Company and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

c1. Position balance in commodities (cattle) contracts of the Company:

	Company
EXPOSURE in Commodities (Cattle)	September 30, 2023	December 31, 2022
Firm contracts of cattle purchase	—	14,988
Subtotal	—	14,988
DERIVATIVES
Future contracts	7	(2,007)
Subtotal	7	(2,007)
NET EXPOSURE	7	12,981

Sensitivity analysis:

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%
		Closing		Effect on income		Effect on income		Effect on income
Exposure	Risk	price	Price	Company	Price	Company	Price	Company

Derivatives	Cattle arroba depreciation	236.15	223.83	—	177.11	(2)	118.07	(4)
				—		(2)		(4)

Derivatives financial instruments breakdown:

			Company
			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future Contracts	Commodities (Cattle)	Long	—	7	(1)	—	—	—
Future Contracts	Commodities (Cattle)	Short	—	—	—	21	(2,007)	(99)

48

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

c2. Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

	Seara Alimentos
EXPOSURE in Commodities (Grain)	September 30, 2023	December 31, 2022
OPERATING
Purchase orders	746,768	1,172,761
Subtotal	746,768	1,172,761
DERIVATIVES
Future contracts	(82,756)	(4,947)
Non-Deliverable Forwards	—	(161,694)
Subtotal	(82,756)	(166,641)
NET EXPOSURE	664,012	1,006,120

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
			Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	Seara Alimentos	Price	Seara Alimentos	Price	Seara Alimentos

Operating	Depreciation	(1.99)%	(14,831)	(25.00)%	(186,692)	(50.00)%	(373,384)
Derivatives	Apreciation	(1.99)%	1,644	(25.00)%	20,689	(50.00)%	41,378
			(13,187)		(166,003)		(332,006)

Derivatives financial instruments breakdown:

			Seara Alimentos
			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future contracts	Commodities (Grains)	Short	2,627	(82,756)	(559)	520	(4,947)	(12,773.912)
Non-Deliverable Forwards	Commodities (Grains)	Short	—	—	—	4,000	(161,694)	3,571

c3. Hedge accounting of Seara Alimentos:

From the third quarter of 2021, the indirect subsidiary Seara Alimentos reviewed its hedge policies and started to apply hedge accounting in grain operations, aiming at bringing stability to the subsidiary’s results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Company’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; and changes in the timing of the hedged transactions.

The derivative financial instruments designated at the September 30, 2023, as hedge accounting, according to the cash flow method, to protect the operating results in relation to the price of commodities are:

Hedge accounting - Derivative instruments	Risk factor	Quantity	Notional	Fair value
Future contracts	Commodities	2,627	(82,756)	(559)
Future contracts	American Dollar	203	10,151	511
Future contracts	Euro	1,400	(74,189)	(167)
Future contracts	British Pound	1,000	(61,152)	(61)
Non Deliverable Forwards	Renminbi	(50,000)	(34,290)	(51)

Seara Alimentos also designates derivatives to hedge the fair value of debt instruments with floating interest rates through swaps of fixed interest rates, measured in accordance with fair value hedge accounting.

49

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

c3.1. Hedge accounting:

Below is shown the effects on income for the period, on other comprehensive income and on the balance sheet of derivative financial instruments contracted for hedging exchange rates, commodity prices and interest rates (cash flow and fair value hedges):

	Seara Alimentos
Income statement:	2023	2022

Cost of sales before hedge accounting adoption	(29,170,133)	(27,270,532)

Derivatives operating income (loss)	137,088	149,840
Currency	7,697	12,995
Commodities	129,391	136,845
Cost of sales with hedge accounting	(29,033,045)	(27,120,692)

Financial income (expense), net excluding derivatives	(97,587)	87,991

Derivatives financial income (expense), net	(127,915)	(242,536)
Currency	50	(316,482)
Commodities	(120,800)	699
Interests	(7,165)	73,247

Financial income (expense), net	(225,502)	(154,545)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	Seara Alimentos
	September 30, 2023	December 31, 2022
Statements of other comprehensive income (expense):

Financial instruments designated as hedge accounting:	(24,681)	(202,560)
Currency	(24,978)	(19,451)
Commodities	297	(183,109)

Other comprehensive income	15,306	(415,468)

Cash Flow Hedge Movement	December 31, 2022	OCI	September 30, 2023
Hedge accounting operations at Company Seara	(41,701)	16,723	(24,978)
Deferred income tax on hedge accounting	14,179	(5,686)	8,493
Reflection of Hedge Operations of Subsidiaries	1,417	(1,417)	—
Deferred income tax on hedge accounting	(482)	482	—
Total of other comprehensive income (expense)	(26,587)	10,102	(16,485)

50

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

Below are the effects on the balance sheet, after the adoption of hedge accounting:

	Seara Alimentos
	September 30, 2023	December 31, 2022
Balance sheet:

Derivative (liabilities)/assets	(327)	(9,203)
Financial instruments designated as hedge accounting:
Currency	232	—
Commodities	(559)	(9,203)

Derivative (liabilities)/assets	(3,630)	94,302
Financial instruments not designated as hedge accounting:
Interests	(3,630)	94,302

Other comprehensive income (expense)	(24,978)	(40,284)
Currency	297	(13,541)
Commodities	(25,275)	(26,743)

Inventories	25,574	36,269
Currency	1,110	11,991
Commodities	24,464	24,278

Open balance sheet position of derivative assets and liabilities:

	Seara Alimentos
	September 30, 2023	December 31, 2022

Assets:
Not designated as hedge accounting	—	94,302
Interests	—	94,302
Current assets	—	69,221
Non-current assets	—	25,081
	-
(Liabilities):
Designated as hedge accounting	559	9,203
Currency	(232)	—
Commodities	559	9,203

Current liabilities	—	9,203

c4. Position balance in commodities derivatives financial instruments of JBS USA:

	JBS USA
EXPOSURE in Commodities	September 30, 2023	December 31, 2022
OPERATIONAL
Firm contracts of cattle purchase	17,789,095	13,120,065
Subtotal	17,789,095	13,120,065
DERIVATIVES
Deliverable Forwards	(912,084)	(804,976)
Subtotal	(912,084)	(804,976)
NET EXPOSURE	16,877,011	12,315,089

51

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 25%		Scenario (iii) Price variation - 50%
			Effect on income		Effect on income		Effect on income
Exposure	Risk	Price	JBS USA	Price	JBS USA	Price	JBS USA
Operating	Depreciation	(1.98)%	(352,580)	(25.00)%	(4,447,274)	(50.00)%	(8,894,547)
Derivatives	Appreciation	(1.98)%	18,078	(25.00)%	228,021	(50.00)%	456,042
			(334,502)		(4,219,253)		(8,438,505)

Derivatives financial instruments breakdown:

			Consolidated
			September 30, 2023			December 31, 2022
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	Commodities (Cattle)	Short	(182,140)	(912,084)	(506,464)	(154,278)	(804,976)	(162,698)

d. Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Company according to their maturities:

	Company
	September 30, 2023					December 31, 2022
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	4,896,698	—	—	—	4,896,698	5,561,549	—	—	—	5,561,549
Loans and financing	6,565,805	2,875,695	2,355,992	8,491,924	20,289,416	4,999,929	2,992,141	849,530	6,857,983	15,699,583
Estimated interest on loans and financing (1)	1,211,418	1,064,453	1,270,816	2,203,256	5,749,943	1,217,565	1,984,740	1,671,359	3,710,473	8,584,137
Derivatives liabilities	255,882	—	—	—	255,882	278,227	—	—	—	278,227
Payments of leases	42,123	35,534	10,917	4,789	93,363	27,675	33,141	2,247	4,160	67,223
Other financial liabilities	1,189,086	84,375	101,250	37,723	1,412,434	5,180	—	—	—	5,180

52

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

	Consolidated
	September 30, 2023					December 31, 2022
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	28,743,054	—	—	—	28,743,054	34,080,614	—	—	—	34,080,614
Loans and financing	9,239,304	3,402,024	11,569,399	83,902,971	108,113,698	8,228,557	4,252,661	12,503,378	67,369,465	92,354,061
Estimated interest on loans and financing (1)	6,850,255	10,056,494	9,033,090	32,028,295	57,968,134	4,822,959	9,587,500	7,749,370	23,172,460	45,332,289
Derivatives liabilities	1,019,026	—	—	—	1,019,026	559,536	—	—	—	559,536
Payments of leases	89,622	2,519,755	1,710,428	4,977,956	9,297,761	1,788,353	2,611,660	1,634,458	4,452,019	10,486,490
Other financial liabilities	2,599,660	92,321	101,334	334,398	3,127,713	33,903	27,793	268	—	61,964

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates at September 30, 2023 an December 31, 2022. Payments in foreign currencies are estimated using the September 30, 2023 and 2021 exchange rates.

The Company has future commitment for purchase of grains and cattle whose balances at September 30, 2023 in the amount of R$320,299 (R$451,296 at December 31, 2022), in the Company and R$161,7 billion (R$170,5 billion at December 31, 2022), in the Consolidated.

The Company has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at September 30, 2023 is R$68,311 (R$80,434 at December 31, 2022). This guarantee is larger than its collateral.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at September 30, 2023 is R$828,703 (R$518,055 at December 31, 2022). This guarantee is larger than its collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at September 30, 2023 is R$38,245 (R$80,902 in 31 de dezembro de 2022). This guarantee is larger than its collateral.

As disclosed in Note 17 – Loans and financings, the Company has a bank loan that contains a loan covenant. A future breach of covenant may require the Company to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on contingent consideration and derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the contingency change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

53

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

e. Risks linked to climate change and the sustainability strategy

In view the Company’s operations, there is inherent exposure to risks related to climate change. Certain Company assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of these financial statements.

For the nine-month period ended September 30, 2023,, Management considered as main risk the data and assumptions highlighted below:

(i)	possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii)	structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

28 Subsequent events

a. In reference to the conflict in the Middle East between Israel and Palestine, the Company is monitoring its evolution and development and its potential impacts on its operations. The Company does not have manufacturing operations in these countries, and is monitoring the economic effects on the sector and its operations as a reflection of this conflict, and to date in these interim financial statements no representative impacts have been measured.

b. On October 5, 2023, a new issue of private debentures was carried out by the Company of up to R$1.7 billion, in five series maturing in 5, 7, 10 and 15 years, intended for the formation of Agribusiness Credit Rights that will constitute backing for the Public Offering of Agribusiness Receivables Certificates.

c. On October 12, 2023, the indirect subsidiary Pilgrim’s Pride Corporation (PPC) completed the offering of senior notes in the amount of US$500 million (equivalent to R$2.5 billion on September 30, 2023), at an interest rate of 6.875% p.a and maturity in 2034 (“Notes 6.875% PPP 2034”). The resources arising from this offer were used to pay the PPC 2027 Notes.

* * * * *

54

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

29 Approval of the financial statements

The issuance of these individual and condensed interim financial statements was approved by the Board of Directors on November 13, 2023.

BOARD OF DIRECTORS

Chairman:	Jeremiah Alphonsus O’Callaghan
Vice-Chairman:	José Batista Sobrinho
Independent Board Member:	Alba Pettengill
Independent Board Member:	Gelson Luiz Merisio
Independent Board Member:	Cledorvino Belini
Independent Board Member:	Francisco Turra
Independent Board Member:	Carlos Hamilton Vasconcelos Araújo
Independent Board Member:	Kátia Regina de Abreu Gomes
Independent Board Member:	Paulo Bernardo Silva

STATUTORY AUDIT COMMITTEE REPORT

The Statutory Audit Committee reviewed the individual and consolidated condensed interim financial statements for the nine month period ended September 30, 2023, at November 13, 2023. Based on the procedures performed, also considering KPMG Auditores Independentes Ltda. review report, as well as the information and clarifications received during the period, the Committee recommends that these documents are in a position to be considered by the Board of Directors.

STATUTORY AUDIT COMMITTEE

Chairman:	Carlos Hamilton Vasconcelos Araújo
Committee Member:	Paulo Sérgio Cruz Dortas Matos
Committee Member:	Gelson Luiz Merisio

55

Notes to the condensed financial statements for the nine month period ended September 30, 2023 and 2022 (Expressed in thousands of Brazilian reais)

FISCAL COUNCIL REPORT

The Fiscal Council, in the use of its legal and statutory attributions, examined and discussed with the Administration the earnings release and the Company’s individual and consolidated condensed interim financial statements including the proposal for the earning allocation for the nine month period ended September 30, 2023, at November 13, 2023, and validated these financial condensed interim financial statements approved by the Company’s Board of Directors on this date.

Based on our review, the information and clarifications received during this period and considering KPMG Auditores Independentes Ltda. audit report on the individual and consolidated financial statements, without reservations, issued on this date, the Fiscal Council was not aware of any additional fact that would lead us to believe that the aforementioned financial statements do not reflect in all material respects the information contained therein and that are in a position to be disclosed by the Company.

FISCAL COUNCIL

Chairman:	Adrian Lima da Hora
Council Member:	Demetrius Nichele Macei
Council Member:	José Paulo da Silva Filho
Council Member:	Orlando Octávio de Freitas Júnior
Council Member:	Patrícia da Silva Barros

STATEMENT OF OFFICERS ON THE FINANCIAL STATEMENTS AND ON THE INDEPENDENT AUDITORS REPORT

The Company’s Officers declare at November 13, 2023, for the purposes of Article 25, paragraph 1, item V and VI of CVM Instruction No. 480 of December 7, 2009, that:

(i)	They reviewed, discussed and agreed with the independent auditors report on the individual and consolidated condensed interim financial statements for the nine month period ended September 30, 2023, and

(ii)	They reviewed, discussed and agreed with the condensed interim financial statements for the nine month period ended September 30, 2023.

STATUTORY BOARD

Global Chief Executive Officer:	Gilberto Tomazoni
Administrative and Control Officer:	Eliseo Santiago Perez Fernandez
Chief Financial Officer:	Guilherme Perboyre Cavalcanti
Officer:	Jeremiah Alphonsus O’Callaghan
Global Chief Operating Officer:	Wesley Mendonça Batista Filho

Accountant:	Agnaldo dos Santos Moreira Jr. (CRC SP: 244207/O-4)

* * * * *